OCEANEERING 2006 Annual Report


3 YEARS OF CONSECUTIVE RECORD EARNINGS

MISSION STATEMENT

Oceaneering's mission is to increase the net wealth of its Shareholders by providing safe, cost-effective, and quality-based technical solutions satisfying customer needs worldwide.

CORPORATE PROFILE

Oceaneering is a global oilfield provider of engineered services and products primarily to the offshore oil and gas industry, with a focus on deepwater applications. Through the use of its applied technology expertise, Oceaneering also serves the defense and aerospace industries.

Oceaneering's business offerings include remotely operated vehicles, built-to-order specialty subsea hardware, deepwater intervention and manned diving services, non-destructive testing and inspections, mobile offshore production systems, and engineering and project management.

BACKGROUND

Founded in 1964, Oceaneering has grown from an air and mixed gas diving business in the Gulf of Mexico to a provider of diversified, engineered services and products operating worldwide. We have achieved this growth by executing a plan of internal development augmented by strategic acquisitions.

During the year ended December 31, 2006, we earned net income of $124.5 million on revenue of $1.3 billion while employing approximately 6,500 people working out of 58 locations in 18 countries. We serve our offshore oil and gas customers through the trade names of Oceaneering International, Oceaneering Intervention Engineering (OIE), Oceaneering Multiflex, Oceaneering Grayloc, Oceaneering Rotator, and Oceaneering Inspection Services. Our Advanced Technologies Group, which includes Oceaneering Technologies and Oceaneering Space Systems, serves our customers outside the oil and gas industry.

ABOUT THE COVER

Oceaneering achieved record earnings in 2006, for the third consecutive year. All five of our oilfield businesses contributed to this performance and each set annual profit records.

TABLE OF CONTENTS



Financial Highlights

($ in the thousands, except per share amounts)	2006	2005	% Increase
REVENUE	$1,280,198	$998,543	28%
GROSS MARGIN	296,121	179,280	65%
OPERATING INCOME	194,336	94,069	107%
NET INCOME	124,494	62,680	99%
DILUTED EARNINGS PER SHARE*	2.26	1.17	93%

*2005 figure has been adjusted for the two-for-one stock split effected in June 2006.

OII LISTED NYSE

OCEANEERING reported record earnings for the third consecutive year, nearly double those of 2005, as we continued to benefit from our strategic focus on deepwater and subsea completion activity and an escalation in Gulf of Mexico hurricane damage projects. We achieved record Remotely Operated Vehicles, Subsea Products, Subsea Projects, and Inspection operating income performances. Including equity income from the Medusa Spar, we also earned record Mobile Offshore Production Systems pre-tax income contribution.

$2.2 BILLION MARKET CAPITILIZATION*



NET INCOME
[in millions]
$140
$120
$100
$80
$60
$40
$20
$0
2004
2005
2006

*2.2 Billion Market Capitalization at Year-End 2006

We had a remarkable 2006. Having record results to report for the third consecutive year is a great way to begin my tenure as CEO of Oceaneering.

Earnings per share (EPS) were nearly double those of 2005 and almost three times the EPS we reported for 2004. Our strategic focus on providing services and products to support deepwater and subsea completion activities is paying off handsomely. In recognition of this performance and our future growth prospects, the market price of our stock during the year rose 60%, six times greater than the increase in the Oil Service Sector Index quoted on the Philadelphia Stock Exchange.

Our 2006 earnings growth was broad-based, with all five of our oilfield business activities contributing and each setting annual profit records. This superb earnings performance was attributable to three factors: [1] increased demand within our offshore oilfield service and product markets; [2] our business expansion strategy; and [3] our participation in Gulf of Mexico hurricane damage-related projects. The market environment was such that we were able to achieve strong utilization of our assets at improved prices.

During 2006, we continued to find good organic growth investment opportunities and invested more than our net cash provided by operating activities. Our capital expenditures totaled $194 million, including $113 million to modernize and increase the size of our ROV fleet and $38 million to expand our Subsea Products manufacturing and rental service capabilities. These capital expenditures position Oceaneering for increased earnings in the years ahead.

Looking forward, we expect worldwide demand for oil will continue to escalate, production from existing fields will deplete, and the price of oil will remain at high levels. In this environment, oil and gas companies, our customers, are projected to increase their capital spending—a rising percentage of which is expected to be spent on deepwater fields. Deepwater is one of the best frontiers for adding large hydrocarbon reserves with high production flow rates at relatively low finding and development costs.

Specific signs of a healthy deepwater market that will drive demand for our services and products are evident. About 75% of the deepwater field discoveries around the world are not yet in production. Over 95% of the existing 203 floating rigs in the world are under contract, and over half of these are contracted through 2008. Forty-five new floating rigs are scheduled to be added to the worldwide fleet through 2011, and 28 have already secured term contracts with an average length of almost five years. Over the next five years, subsea production tree orders are forecast to exceed 550 per year and demand for umbilicals is forecast to surpass 3,000 kilometers per year. These forecasts compare to an average annual demand for approximately 350 tree orders and 1,500 kilometers of umbilicals over the past five years.

With our existing assets, we are well positioned to supply several of the oilfield services and products required to support the growing deepwater exploration, development and production efforts of our customers. Furthermore, we plan on making additional organic growth and acquisition investments to expand our ability to participate in this market. At year-end, our debt-to-capitalization was 22%, and we remain committed to using our resources to continue to grow the company. We believe Oceaneering's business prospects over the next three to five years are excellent.

Letter to Shareholders

For 2007, we are forecasting another record year with EPS growth of about 20%. We expect operating income improvements of at least 60% in our Subsea Products business and about 20% in our ROV business. During the year, we expect to benefit from our 2006 Subsea Products investments, which increased our manufacturing capacity and rental service capabilities. For ROVs, we anticipate continued pricing improvement and expansion of our fleet to meet rising customer demand.

During 2006, unprecedented demand for hurricane damage work related to the 2005 Gulf of Mexico storms had a significant, favorable impact on the operating income generated by our Subsea Projects business. For 2007, we are anticipating the operating profit from this business to be about the same as in 2006 based on our expectations of continued favorable demand for hurricane damage projects and deepwater infrastructure installation and inspection, repair and maintenance activities.

Achieving our 20% EPS growth objective for 2007, however, will not be easy — despite the fact that we are entering the year with the largest backlog of work in our history. Most of our business operations will be working at activity levels not previously experienced. To meet this challenge, we are committed to improving our business processes and the effectiveness of how we work.

A skilled, well-trained and safety-conscious workforce remains the key to our success. We have been and will continue to invest in recruiting, training, developing and retaining qualified personnel. In our ROV business alone, we anticipate hiring several hundred technicians during 2007. We now have six training centers set up around the world to handle the influx of recruits.

Another significant challenge we face in 2007 is to invest our substantial cash flow to drive Oceaneering's earnings growth in 2008 and beyond. We anticipate our cash flow may exceed our organic growth opportunities. Consequently, we will continue to pursue acquisitions during the year, particularly in the subsea products area. As in the past, we will be a disciplined acquirer of businesses at reasonable prices. As the year unfolds, we will pursue all avenues for increasing shareholder value.

As announced in May, I was appointed CEO after serving 12 years with Oceaneering, as President and COO since 1998. John Huff, after managing the company for 20 years, remains on our Board of Directors as nonexecutive Chairman. We look forward to benefiting from his industry insight and advice for years to come.

This is obviously an exciting time for Oceaneering. I'd like to recognize and thank our employees who made our record 2006 results possible. Their commitment and dedication to our customers provide the foundation for our continued achievement.

I am looking forward to leading Oceaneering to another record year in 2007 and reporting these results to you.



T. Jay Collins

President and Chief Executive Officer

Oceaneering at a Glance

2006 REVIEW

Earnings of $124.5 million were the highest in Oceaneering's history, about double last year's record result. All five of our oilfield businesses contributed to this performance. Best-ever ROV, Subsea Products, Subsea Projects, and Inspection operating income was achieved. Including equity income from the Medusa Spar, we also earned record Mobile Offshore Production Systems pre-tax income contribution.

During the year we continued to position the organization for future growth and increased profitability. This included investing $194 million to maintain, upgrade, and expand our service and product manufacturing capacity. Over 75% of this investment was spent on our ROV and Subsea Products businesses. This enabled us to increase our work class ROV fleet from 175 to 186 vehicles and expand manufacturing capabilities at our U.S. and Scotland umbilical plants and at our Norwegian valve facility. We also grew our Subsea Products backlog to $359 million, more than 80%.

2007 OUTLOOK

We expect to achieve a new earnings record in 2007. Earnings per share (EPS) in 2007 are forecast to be in the range of $2.60 – $2.90, up about 20%, on the strength of operating income improvements from ROVs and Subsea Products.

For 2007 we expect the market environment for our oilfield services and products will continue to be characterized by robust demand. This is being driven by high crude prices, limited non-OPEC supply growth, significant reservoir depletion rates, and hydrocarbon demand growth. In this market we believe the trend for our customers to invest their cash flows in offshore and subsea projects will continue — and consequently our 2007 earnings are anticipated to be higher than in 2006.













	2006	2007
REMOTELY OPERATED VEHICLES	We achieved record financial results due to higher average revenue per day-on-hire, growth of our average fleet size, and an increase in our fleet utilization to 85%. Operating income improved 60%.	We expect the profit contribution from this segment to improve approximately 20% due to growth in our average fleet size and an increase in average pricing.
SUBSEA PRODUCTS	We achieved record financial results due to improved profit contributions from both OIE specialty products and Multiflex umbilical sales. Operating income almost quadrupled.	We anticipate operating income will grow at least 60% due to higher sales in each of OIE's product lines and Multiflex umbilicals.
SUBSEA PROJECTS	We achieved record financial results on the strength of increased demand for hurricane damage-related work and deepwater infrastructure installation and inspection, repair, and maintenance (IRM) projects in the Gulf of Mexico. Operating income more than doubled.	We anticipate operating income to be about the same based on our expectations of continued favorable demand for hurricane damage work and deepwater installation and IRM activities.
INSPECTION	We achieved record financial results due to our successes in selling more value-added services, securing new contracts, and controlling our operating expenses. Operating income grew by over 85%.	We anticipate the financial contribution of our Inspection business to decline due to a forecast revenue reduction from major pipeline projects and manpower services.
MOBILE OFFSHORE PRODUCTION SYSTEMS	We achieved record pre-tax income contribution as we earned over $11 million of equity income from our ownership position in the Medusa Spar.	We expect operating income to decline by approximately 25% primarily due to a lower dayrate for the *Ocean Legend*. Equity income from our ownership in the Medusa Spar is also anticipated to decline by about $10 million as a result of lower production throughput.
ADVANCED TECHNOLOGIES	We had slightly lower operating income than in 2005. The loss of profit contribution from *The Performer*, which we transferred to our Subsea Projects business in April, was largely offset by increased demand for general engineering services.	We anticipate the financial contribution of these business activities to show some improvement, specifically from U.S. Navy work pertaining to general engineering services and submarine repair, maintenance, and engineering projects.

Remotely Operated Vehicles

OILFIELD WORK CLASS ROV FLEET OWNERSHIP


OII
36%

524 VEHICLES

OILFIELD ROV DRILL SUPPORT MARKET


OII
57%

170 FLOATING RIGS IN SERVICE

FINANCIAL SUMMARY

We achieved all-time high revenue, gross margin, and operating income. This was due to an increase in average pricing of nearly 20% and a 10% growth in our work class fleet days on hire. The rise in days on hire was the result of a ten vehicle expansion of our average fleet size and an improvement in fleet utilization to 85%, from 83% in 2005.

Operating income increased 60% and operating income per day-on-hire improved by more than 45%. Operating income as a percent of revenue was 27%, surpassing the record set in 2001.

Field Maintenance Support Offshore Norway



DURING THE YEAR WE:

- ☐ Retained our position as owner of the industry's largest work class fleet, with an estimated 36% market share — twice that of the next largest ROV service supplier. We also continued to be the primary provider of ROV drill support service with an estimated market share of over 55%, three times that of the second largest ROV supplier, and remained the principal provider of this service in the U.S. Gulf of Mexico, Norway, West Africa, and Mexico.
- ☐ Grew our fleet size to 186 vehicles at year-end, up from 175 at the beginning of the year. We added 17 new vehicles and retired 6 older systems as we maintained our strategy of operating a modern work class ROV fleet. About half of the new vehicles went to work in drill support service and the others were used for construction and production maintenance on the growing number of deepwater field developments.



Millennium Plus 30 on Construction Support Vessel

- Commenced construction of several additional vehicles for delivery in 2007. We have secured contract commitments for all of them, a reflection of the growing market demand for ROV services and our status as the premier supplier.

- Expanded our ROV pilot training school capability by opening two new fully equipped centers in Scotland and Singapore to supplement our existing facility in Morgan City, Louisiana and our three auxiliary centers in Norway, Brazil, and Angola. Our ROV training program reflects our commitment to have the best qualified and supported workforce in the industry. Oceaneering operates the industry's largest and most comprehensive in-house ROV training program.

- Built 22 portable simulators to facilitate offshore job site training of ROV piloting skills. These simulators have 40 training missions new technicians may use to practice a wide range of routine work tasks an ROV pilot can expect to encounter. These include docking the ROV, landing and locking subsea equipment, hot stabs, torque tool use, clamp installation, and hook manipulation.

- Increased our telecommunications infrastructure capacity and deployed base of streaming video systems from 5 to 20 to provide live, streaming video of ROV tasks being performed offshore. This enables us and our customers the ability to monitor and direct work from onshore offices.







Subsea Products

FINANCIAL SUMMARY

We achieved record financial results. Operating income improved nearly fourfold on higher sales of OIE specialty products, particularly ROV tooling and clamps, and Multiflex umbilicals. We also invested $38 million to increase our manufacturing and rental service capabilities to participate in the secular market growth for specialty subsea hardware currently underway. At year-end contracted backlog was an all-time high $359 million, over 80% higher than at the beginning of the year.


OCEANEERING
Deepwater Technical Solutions

DURING THE YEAR WE:

- Commenced steel tube umbilical manufacturing at our Multiflex Panama City, Florida plant and completed five major projects in succession on its planetary cabling machine. These projects totaled approximately 95 miles of product, including 28 miles for the Wrigley and 17 miles for the Cottonwood field developments in the Gulf of Mexico (GOM). Fulfillment of these orders enabled us to commence work on another major project, the Bass Lite field umbilicals totaling approximately 55 miles in length.
- Secured a major contract to supply hybrid subsea pump and steel tube production control umbilicals totaling approximately 31 miles in length for the BC-10 field development offshore Brazil. Manufacture of this product is planned to involve our Multiflex plants in the U.S. and Brazil commencing in late 2007.
- Completed the expansion to double the thermoplastic hose umbilical throughput capacity at our Multiflex Rosyth, Scotland plant. This included adding additional braiders, extruders, carousel processing and storage capacity, and a second armoring machine.



[L] Multiflex Manufacturing Plant, Panama City, FL
[R] Steel Tube Cabling Machine



- Added four, 10,000 foot water-depth-rated Installation and Workover Control Systems. This increased our rental fleet to 27 systems in the GOM. We intend to add at least two more systems in 2007, one for use in the GOM and one for offshore Angola.
- Began work on increasing our subsea production control and chemical injection valve manufacturing plant capacity in Norway. We have already added milling machines and multiple axis lathes and are in the process of adding plant space to accommodate additional fabrication, assembly, and testing.
- Continued to develop new specialty subsea products. These included ROV tools, connectors and other hardware for use in pipeline repairs, high voltage flying leads and a new generation, subsea blowout preventer (BOP) control system. The first new generation BOP control system is currently being built under contract for delivery in 2007. Its electro-hydraulic, microprocessor-based control and data acquisition system features proprietary components and technologies designed for long-term, critical service, and reliable operation in deepwater environments.
- Opened three new ROV tooling service centers in Nigeria, India, and Singapore. These are being used as regional depots to provide sales and maintenance support of our expanding ROV tooling rental business. The office in India is also being utilized to perform computer simulations of subsea construction projects wherever we are involved around the world.



Subsea Projects

FINANCIAL SUMMARY

We realized record financial results on the strength of demand increases for hurricane damage-related projects and deepwater infrastructure installation and inspection, repair, and maintenance (IRM) work in the Gulf of Mexico (GOM). Operating income more than doubled as we continued to benefit from excellent prices and high utilization for our seven vessels and diving assets.



**Platform Repair—
Doubler Plate Installation**

DURING THE YEAR WE:

- Obtained in March a hurricane damage services contract, with expected revenue of approximately $50 million, to provide a saturation (SAT) diving system and two work class ROVs to support platform removal and plug and abandonment operations in the GOM.
- Secured a one-year contract extension in November for use of the MSV *Ocean Intervention* to conduct IRM of deepwater subsea facilities. Examples of the work being done include changing out pods and chokes, installing flowline jumpers and umbilical flying leads, and supporting diving operations on floating production platforms.
- Began construction of a second SAT diving system. We will initially use this system for platform debris removal work related to Hurricanes Katrina and Rita. Projects of this type are expected to last for at least the next two years. Longer term, the aging GOM infrastructure and growing operator preference for state-of-the-art equipment should enable us to keep this system working at a high utilization rate.



Outfitting the *Ocean Intervention III* for Deepwater Service

- Chartered a dynamically positioned (DP) vessel for a three-year term commencing in April 2007. This will augment our ability to perform subsea IRM projects in the ultra deepwater of the GOM. Compared to our existing Ocean Intervention boats this vessel is about 50 feet longer, has accommodations for 25 additional personnel, has over twice the crane lifting capacity, and is equipped with a helideck. The vessel will be renamed the *Ocean Intervention III* and outfitted with two of our work class ROVs, one of which will be a 300-hp Hydra® Maxximum.

- Initiated a capital investment in *The Performer* to upgrade its DP capability, modernize its crane, and install one of our new work class ROVs. Commencing in the second quarter of 2007 we will be able to work the vessel in close proximity to platforms and spars and use more specialized ROV tooling while performing deepwater IRM projects.

- Upgraded our Morgan City, Louisiana marine yard to enable us to spool coiled tubing and line pipe and perform system integration tests on subsea equipment prior to installing it offshore. We also commenced work to double our Fourchon, Louisiana yard space for staging additional equipment to be installed offshore and simultaneously loading and offloading multiple vessels. We expect the expanded Fourchon yard to be available for use in the second quarter of 2007.





Inspection

FINANCIAL SUMMARY

We achieved best-ever financial results due to our successes in selling more value-added services, securing new contracts, and controlling our operating expenses. Operating income grew by over 85%. The value-added services included phased-array ultrasonic pipeline weld inspections, integrity and asset management of offshore production platforms, and specialized inspections, such as computerized radiography and guided wave ultrasonics.



DURING THE YEAR WE:

- Obtained the largest Inspection & Corrosion Management services contract in Oceaneering's history. The contract, awarded by BP Exploration Operating Company Ltd. (BP), has expected revenue of approximately $90 million over an initial three-year term. The assets covered by the contract include all of BP's upstream oil and gas facilities, both onshore and offshore, in the United Kingdom and Norway. Under terms of the contract we are providing Risk-Based Inspection Plans derived from detailed corrosion assessments. Furthermore, we are compiling trend and defect analyses to support facility maintenance and repair plans and to meet statutory regulatory requirements.



- Completed an automated ultrasonic (AUT) inspection on the Langeled pipeline, which began in 2005. This is the world's largest underwater gas export pipeline, extending approximately 750 miles from Nyhamna on the west coast of Norway to Easington on the east coast of England. About 50 of our inspectors, who were specially trained for this project, performed over 80,000 weld inspections on 42 and 44 inch diameter pipelines using seven AUT systems without a single lost-time accident. Our performance on this assignment, which entailed working 450 days in extreme weather conditions, enhanced our competitive position to contend for future inspection contracts on the growing number of pipeline construction projects around the world.
- Continued to invest in a variety of high technology equipment to grow our ability to perform computerized radiography, corrosion mapping, and long-range ultrasonic inspections. These devices are being used to inspect offshore production facilities and petrochemical and power generation plants over their life cycles. These specialized inspection services address evolving requirements for more cost-effective methods to identify integrity issues, plan and perform preventive maintenance, and ensure reliability and safety.





Mobile Offshore Production Systems

FINANCIAL SUMMARY

We achieved record pre-tax income from our MOPS business activities as we earned over $11 million of equity income from our ownership position in the Medusa Spar. Segment operating income declined slightly as a lower dayrate for the *Ocean Legend* went into effect during May.



[illegible] Control Valve Calibration [illegible]



DURING THE YEAR WE:

- ☐ Acquired a used tanker for possible conversion into a MOPS unit. With 1.3 million barrels of storage capacity, this unit is approximately three times the size of our *Ocean Producer*. The tanker is suitable for many pending MOPS projects currently in the field development planning stage. We believe having a specific vessel to offer in bids will enhance our competitive position as the current availability of suitable conversion candidates is very low. In the event we are not successful in securing a MOPS conversion contract for the tanker, we believe we should be able to sell the unit at a gain given the current used-tanker market.
- ☐ Continued to charter the *Ocean Producer*, *Ocean Legend*, and *PB San Jacinto*, all of which performed beyond all contractual operating requirements with excellent safety performance.

Advanced Technologies

FINANCIAL SUMMARY

ADTECH operating income was down slightly from 2005. The loss of profit contribution from *The Performer*, which we transferred to our Subsea Projects business to undertake hurricane inspection work in the Gulf of Mexico, was largely offset by an increase in demand for general engineering services.



DURING THE YEAR WE:

- Secured a U.S. Navy contract with a potential value of $70 million over a seven-year term. The contract expands an existing relationship with the Navy and encompasses engineering, technical, and maintenance and repair services for life cycle support of the Navy's Dry Deck Shelters. These shelters are purpose-built systems used to deploy Special Operating Forces (SOF) at sea from nuclear submarines.
- Won a U.S. Navy contract to design a reconfigurable Battle Management Center (BMC) to be installed onboard the Navy's nuclear-powered, guided missile submarines. From the BMC, joint task force personnel will be able to direct the launch of Tomahawk cruise missiles or several joint service SOF missions.
- Obtained a contract to participate in a Commercial Orbital Transporter System demonstration to provide re-supply cargo services to the International Space Station. Our work scope includes developing the thermal protection systems for the reusable launch rocket and designing portions of the cargo accommodations subsystem.

Locations

CORPORATE HEADQUARTERS

Oceaneering International, Inc.
11911 FM 529
Houston, Texas 77041-3011

PO Box 40494
Houston, Texas 77240-0494

T 713 329 4500
F 713 329 4951

www.oceaneering.com

REGIONAL HEADQUARTERS

Oceaneering International, Inc.
931 Highway 90 East
Bayou Vista, Louisiana 70380

T 985 395 5247
F 985 395 5443

Oceaneering International Services Limited
Oceaneering House
Pitmedden Road, Dyce
Aberdeen AB21 0DP, Scotland

T 44 1224 758500
F 44 1224 758519

Oceaneering International Dubai LLC
Al Moosa Tower 2, Suite 12B
Sheikh Zayed Road
Dubai, United Arab Emirates

T 971 4 311 7500
F 971 4 311 7600

Oceaneering Advanced Technologies
7001 Dorsey Road
Hanover, Maryland 21076

T 443 459 3700
F 443 459 3980

Marine Production Systems do Brasil Ltda.
Praca Alcides Pereira, n° 1-Parte
Ilha da Conceicao/Niteroi
Rio de Janeiro Brasil 24 050-350

T 55 21 2729 8900
F 55 21 2722 1515

Oceaneering International Pte Ltd
No. 1 Kwong Min Road
Jurong, Singapore 628704

T 65 6261 3211
F 65 6261 3230

OPERATIONAL BASES

International

Cabinda, Angola
Lobito, Angola
Luanda, Angola
Perth, W.A., Australia
Baku, Azerbaijan
Macae, Brazil
Niteroi - RJ, Brazil
St. John's, Newfoundland, Canada
Cairo, Egypt
Malabo, Equatorial Guinea
Mumbai, India
Balikpapan, Indonesia
Batam, Indonesia
Handil, Indonesia
Jakarta, Indonesia
Kuala Lumpur, Malaysia
Miri, Sarawak, Malaysia
Mexico D.F., Mexico
Cd. del Carmen, Mexico
Eket, Nigeria
Ikeja, Lagos, Nigeria
Port Harcourt, Nigeria
Warri, Nigeria
Nodeland, Norway
Stavanger, Norway
Jurong, Singapore
Zug, Switzerland
Abu Dhabi, U.A.E.
Dubai, U.A.E.
Aberdeen, Scotland, U.K.
Gloucester, England, U.K.
Immingham, England, U.K.
London, England, U.K.
Rosyth, Scotland, U.K.
Southampton, England, U.K.
Stockton, England, U.K.
Swansea, Wales, U.K.
Thurrock, England, U.K.
Whitley Bridge, England, U.K.
Wilton, England, U.K.

United States

Huntsville, Alabama
San Diego, California
Gales Ferry, Connecticut
Orlando, Florida
Panama City, Florida
Pearl Harbor, Hawaii
Bayou Vista, Louisiana
Houma, Louisiana
Lafayette, Louisiana
New Iberia, Louisiana
New Orleans, Louisiana
Hanover, Maryland
Portsmouth, New Hampshire
Middletown, Rhode Island
Houston, Texas
Ingleside, Texas
Chesapeake, Virginia
Silverdale, Washington



2006 Financial Section



18//

PERFORMANCE GRAPH

The following graph compares our total shareholder return to the Standard & Poor's 500 Stock Index ("S&P 500"), the weighted average return generated by a peer group from December 31, 2001 through December 31, 2006. The peer group companies for this performance graph are Global Industries, Ltd., Halliburton Company, McDermott International, Inc., Cal Dive International, Inc. (formerly known as Helix Energy Solutions Group, Inc.), Bristow Group Inc., Acergy S.A. (formerly known as Stolt Offshore S.A.), and Tidewater, Inc.

It is assumed in the graph that: (1) $100 was invested in Oceaneering Common Stock, the S&P 500 and the Peer Group on December 31, 2001; (2) the peer group investment is weighted based on the market capitalization of each individual company within the peer group at the beginning of each period; and (3) any dividends are reinvested. We have not declared any dividends during the period covered by the graph. The shareholder return shown is not necessarily indicative of future performance.

Comparison of Cumulative Shareholder Return
for Oceaneering, S&P 500 and a Selected Peer Group



$450
$400
$350
$300
$250
$200
$150
$100
$50
$0
12/31/01
12/31/02
12/31/03
12/31/04
12/31/05
12/31/06
OCEANEERING
S&P 500
PEER GROUP

	December 31,					
	2001	2002	2003	2004	2005	2006
Oceaneering	100.00	111.84	126.58	168.72	225.05	358.95
S&P 500	100.00	77.90	100.25	111.15	116.61	135.03
Peer Group	100.00	114.42	153.50	232.83	372.56	410.61

OCEANEERING COMMON STOCK

Oceaneering's common stock is listed on the New York Stock Exchange under the symbol OII. We submitted to the New York Stock Exchange during 2006 a certification of our Chief Executive Officer regarding compliance with the Exchange's corporate governance listing standards. We also included as exhibits to our annual report on Form 10-K, as filed with the SEC, the certifications of our Chief Executive Officer and Chief Financial Officer required under Section 302 of the Sarbanes-Oxley Act of 2002.

In June 2006, we effected a two-for-one stock in the form of a stock dividend. All historical share and per share data in this annual report reflect this stock split.

The following table sets out, for the periods indicated, the high and low sales prices for our common stock as reported on the New York Stock Exchange (consolidated transaction reporting system):

	Year Ended 2006		Year Ended 2005	
For the quarter ended:	High	Low	High	Low
March 31	$ 30.06	$ 25.05	$ 20.74	$ 17.51
June 30	45.85	27.55	20.49	15.75
September 30	47.23	27.80	27.08	19.55
December 31	46.91	28.73	27.64	21.86

On February 16, 2007, there were 376 holders of record of our common stock. On that date, the closing sales price, as quoted on the New York Stock Exchange, was $41.52. We have not made any common stock dividend payments since 1977, and we currently have no plans to pay cash dividends. Our credit agreements contain restrictions on the payment of dividends. See Note 4 of Notes to Consolidated Financial Statements included in this report.

SELECTED HISTORICAL FINANCIAL DATA

The following table sets forth certain selected historical consolidated financial data and should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operation and our Consolidated Financial Statements and Notes included in this report. The following information may not be indicative of our future operating results.

Results of Operations:

(in thousands, except per share amounts)	Year Ended December 31, 2006	2005	2004	2003	2002
Revenue	$ 1,280,198	$998,543	$780,181	$639,249	$547,467
Cost of services and products	984,077	819,263	648,378	528,465	433,302
Gross margin	296,121	179,280	131,803	110,784	114,165
Selling, general and administrative expense	101,785	85,211	67,939	56,787	46,462
Income from operations	$ 194,336	$ 94,069	$ 63,864	$ 53,997	$ 67,703
Net income	$ 124,494	$ 62,680	$ 40,300	$ 29,301	$ 40,133
Diluted earnings per share	2.26	1.17	0.78	0.60	0.81
Depreciation and amortization	80,456	79,613	65,619	56,963	52,341
Capital expenditures	193,842	142,269	153,184	100,370	34,552

Other Financial Data:

(in thousands, except ratios)	As of December 31, 2006	2005	2004	2003	2002
Working capital ratio	1.87	1.77	1.62	1.69	2.01
Working capital	$ 243,939	$171,566	$106,204	$ 91,793	$117,039
Total assets	1,242,022	989,568	819,664	662,856	590,348
Long-term debt	194,000	174,000	142,172	122,324	117,600

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

All statements in this annual report, other than statements of historical facts, including, without limitation, statements regarding our business strategy, plans for future operations and industry conditions, are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to various risks, uncertainties and assumptions, including those we refer to under the heading "Cautionary Statement Concerning Forward-Looking Statements" in Part I of our annual report on Form 10-K. Although we believe that the expectations reflected in such forward-looking statements are reasonable, because of the inherent limitations in the forecasting process, as well as the relatively volatile nature of the industries in which we operate, we can give no assurance that those expectations will prove to have been correct. Accordingly, evaluation of our future prospects must be made with caution when relying on forward-looking information.

Executive Overview

The table that follows sets out our revenue and profitability for the years ended December 31, 2006, 2005 and 2004.

	Year Ended December 31,		
(dollars in thousands)	2006	2005	2004
Revenue	$ 1,280,198	$ 998,543	$ 780,181
Gross Margin	296,121	179,280	131,803
Gross Margin %	23%	18%	17%
Operating Income	194,336	94,069	63,864
Operating Income %	15%	9%	8%
Net Income	124,494	62,680	40,300

We generate 90% of our revenue from our services and products provided to the oil and gas industry. In 2006, we increased revenue by 28%, led by our Subsea Products (up 52%), ROV (up 30%) and Subsea Projects (up 27%) segments. Our Subsea Products segment revenue increased from sales of Multiflex umbilicals and Oceaneering Intervention Engineering specialty subsea products, particularly ROV tooling, and clamps from our Grayloc Products division, which we acquired at the end of June 2005. Our ROV segment increase was primarily a result of an improvement in average pricing and growth in days on hire for our work-class fleet. Our Subsea Projects segment continued to benefit from increased demand, which resulted in improved rates and high utilization for our seven vessels and diving assets.

The $124 million consolidated net income we earned in 2006 was the highest in our history. The $62 million increase in 2006 results was attributable to higher profit contributions from all of our oilfield businesses, with each setting annual profit records. The Subsea Products and ROV improvements reflect our strategic focus on deepwater and subsea completion activity. Our Subsea Projects increase was due to demand increases for hurricane damage projects and deepwater infrastructure installation and inspection, repair, and maintenance (IRM) work in the Gulf of Mexico. Our Inspection growth was attributable to securing work with higher profit margins and controlling expenses. Including equity income from our investment in Medusa Spar LLC, our Mobile Offshore Production Systems segment earned a record pre-tax income contribution.

In 2006, we invested in the following major capital projects:

- additions of work-class ROVs, including 17 placed into service during the year;
- purchase of equipment to increase capacity at our Subsea Products manufacturing facilities;
- purchase of an oil tanker for possible future conversion to a mobile offshore production and storage system in the event we obtain a suitable contract;
- beginning of construction of a saturation diving system for our Subsea Projects segment to meet growing demand; and

- commencement of upgrades of the dynamic positioning system and crane capacity of our vessel, *The Performer.*

For 2007, we expect earnings growth of about 20%, led by increases in operating income in our Subsea Products and ROV segments.

We believe that growth in our Subsea Products segment will be driven by a rise in the use of subsea completions. Historically, there has been a strong correlation between the number of annual subsea tree orders and the follow on of orders for umbilicals and other subsea specialty products that we provide.

The following table shows industry data and projections for worldwide subsea completion installations by decade.

Period	Number of Subsea Completions
1960s	68
1970s	87
1980s	426
1990s	1,092
2000s*	3,745

* industry projection

According to publicly available information published by Quest Offshore Resources, Inc., the projected global market for subsea tree orders in 2007 will be over 550 trees, up from 467 trees in 2006. Industry-wide umbilical orders in 2007 are forecast to increase to around 1,540 miles, up over 65% from approximately 920 miles in 2006. With the 2006 start up of our steel tube manufacturing line in our Panama City, FL umbilical plant and expansion of our thermoplastic manufacturing capacity at our Scotland plant, we are well positioned to secure a share of this work.

We use our ROVs in the offshore oil and gas industry to perform a variety of underwater tasks, including drill support, installation and construction support, pipeline inspection and surveys and subsea production facility operation and maintenance. The largest percentage of our ROVs are usually used to provide drill support services. Therefore, utilization of floating drilling rigs is a leading market indicator for this business. The following table shows average floating rig use and our ROV utilization.

	2006	2005	2004
Average number of floating rigs in use	191	175	154
ROV days-on-hire (in thousands)	56	52	40
ROV utilization	85%	83%	70%

Critical Accounting Policies and Estimates

We have based the following discussion and analysis of our financial condition and results of operations on our consolidated financial statements, which we have prepared in conformity with accounting principles generally accepted in the U.S. These principles require us to make various estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the periods we present. We base our estimates on historical experience, available information and other assumptions we believe to be reasonable under the circumstances. On an ongoing basis, we evaluate our estimates; however, our actual results may differ from these estimates under different assumptions or conditions. The following discussion summarizes the accounting policies we believe (1) require our management's most difficult, subjective or complex judgments and (2) are the most critical to our reporting of results of operations and financial position.

Revenue Recognition. We recognize our revenue according to the type of contract involved. On a daily basis, we recognize revenue under contracts that provide for specific time, material and equipment charges, which we bill periodically, ranging from weekly to monthly.

We account for significant fixed-price contracts, which we enter into mainly in our Subsea Products and Advanced Technologies segments, and occasionally in our Subsea Projects segment, using the percentage-of-completion method. In 2006, we accounted for 15% of our revenue using the percentage-of-completion method. In determining whether a contract should be accounted for using the percentage-of-completion method, we consider whether:

- the customer provides specifications for the construction of facilities or production of goods or for the provision of related services;
- we can reasonably estimate our progress towards completion and our costs;
- the contract includes provisions as to the enforceable rights regarding the goods or services to be provided, consideration to be received and the manner and terms of payment;
- the customer can be expected to satisfy its obligations under the contract; and
- we can be expected to perform our contractual obligations.

Under the percentage-of-completion method, we recognize estimated contract revenue based on costs incurred to date as a percentage of total estimated costs. Changes in the expected cost of materials and labor, productivity, scheduling and other factors affect the total estimated costs. Additionally, external factors, including weather or other factors outside of our control, may also affect the progress and estimated cost of a project's completion and, therefore, the timing of income and revenue recognition. We routinely review estimates related to our contracts and reflect revisions to profitability in earnings immediately. If a current estimate of total contract cost indicates an ultimate loss on a contract, we recognize the projected loss in full when we determine it. In prior years, we have recorded adjustments to earnings as a result of revisions to contract estimates. Although we are continually striving to improve our ability to estimate our contract costs and profitability, adjustments to overall contract costs could be significant in future periods.

We recognize the remainder of our revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, price is fixed or determinable and collection is reasonably assured.

Long-lived Assets. We evaluate our property and equipment for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be appropriate. We base these evaluations on a comparison of the assets' carrying values to forecasts of undiscounted cash flows associated with the assets or quoted market prices. If an impairment has occurred, we recognize a loss for the difference between the carrying amount and the fair value of the asset. Our expectations regarding future sales and undiscounted cash flows are highly subjective, cover extended periods of time and depend on a number of factors outside our control, such as changes in general economic conditions, laws and regulations. Accordingly, these expectations could differ significantly from year to year.

In 2005, we recorded $6.1 million of additional depreciation in our ROV segment. These provisions related to the retirement of four vehicles and obsolete ROV components. In 2004, our 50%-owned cable lay and maintenance joint venture recorded an impairment of $7.2 million related to some of its equipment. We also recorded an additional impairment of $0.4 million of our investment. After taking into account a deferred gain of $2.1 million we had generated upon formation of the venture, the two impairments reduced our equity earnings of unconsolidated affiliates by $1.9 million in 2004.

We expense the costs of repair and maintenance as we incur them, except for drydocking costs associated with our larger vessels. We estimate and accrue these drydocking costs over a period of time in advance of future drydockings. These amounts are included in accrued liabilities on our balance sheets. We recognize differences between the estimates and actual costs incurred in the income statement. Effective January 1, 2007, as required by FASB Staff Position No. AUG AIR-1, *Accounting for Planned Major Maintenance Activities*, we will no longer accrue drydock expense in advance, but we will charge drydocking expenses to the income statement as incurred. While we are currently evaluating the impact of this Staff Position upon our financial statements, we do not believe there will be a material effect on our financial statements upon its adoption.

Loss Contingencies. We self-insure for workers' compensation, maritime employer's liability and comprehensive general liability claims to levels we consider financially prudent and carry insurance for exposures beyond the self-insurance levels, which can be by occurrence or in the aggregate. We determine the level of accruals by reviewing our historical experience and current year claim activity. We do not record accruals on a present-value basis. We review each claim with insurance adjusters and establish specific reserves for known liabilities. We establish an additional reserve for incidents incurred but not reported to us for each year using our estimates and based on prior experience. We believe we have established adequate accruals for uninsured expected liabilities arising from those obligations. However, it is possible that future earnings could be affected by changes in our estimates relating to these matters.

We are involved in various claims and actions against us, most of which are covered by insurance. We believe that our ultimate liability, if any, that may result from these claims and actions will not materially affect our financial position, cash flows or results of operations.

Income Taxes. Our tax provisions are based on our expected taxable income, statutory rates and tax-planning opportunities available to us in the various jurisdictions in which we operate. Determination of taxable income in any jurisdiction requires the interpretation of the related tax laws. We are at risk that a taxing authority's final determination of our tax liabilities may differ from our interpretation. Our effective tax rate may fluctuate from year to year as our operations are conducted in different taxing jurisdictions, the amount of pre-tax income fluctuates and our estimates regarding the realizability of items such as foreign tax credits may change. In 2006 and 2005, we recorded reductions of income tax expense of $1.3 million and $1.8 million, respectively, resulting from the resolution of tax contingencies related to certain foreign tax liabilities we recorded in prior years. Currently payable income tax expense represents either nonresident withholding taxes or the liabilities expected to be reflected on our income tax returns for the current year, while the net deferred tax expense or benefit represents the change in the balance of deferred tax assets or liabilities as reported on our balance sheet.

We establish valuation allowances to reduce deferred tax assets when it is more likely than not that some portion or all of the deferred tax assets will not be realized in the future. While we have considered estimated future taxable income and ongoing prudent and feasible tax-planning strategies in assessing the need for the valuation allowances, changes in these estimates and assumptions, as well as changes in tax laws, could require us to adjust the valuation allowances for our deferred tax assets. These adjustments to the valuation allowance would impact our income tax provision in the period in which such adjustments are identified and recorded.

For a summary of our major accounting policies and a discussion of recently adopted accounting standards, please read Note 1 to our Consolidated Financial Statements.

Liquidity and Capital Resources

We consider our liquidity and capital resources adequate to support our operations and internally generated growth initiatives. At December 31, 2006, we had working capital of $244 million, including cash of $26 million. Additionally, we had $136 million available under our revolving credit facility, which was scheduled to expire in January 2008. In January 2007, we amended the revolving credit facility to $300 million and to expire in January 2012, thereby increasing our available credit by $50 million and extending the duration of the facility by four years. At December 31, 2006, our debt-to-total capitalization ratio was 22%.

We expect our operating cash flow to meet our ongoing annual cash requirements, including debt service, for the foreseeable future. Our net cash provided by operating activities was $151 million, $94 million and $100 million for the years ended December 31, 2006, 2005 and 2004, respectively.

Our capital expenditures, including business acquisitions, for the years ended December 31, 2006, 2005 and 2004 were $194 million, $142 million and $153 million, respectively. Our capital expenditures during 2006 included $113 million in our ROV segment, principally for additions and upgrades to our ROV fleet to expand the fleet and replace older units we retired and for facilities infrastructure to support our growing ROV fleet size. We plan to continue adding ROVs at levels we determine appropriate to meet market opportunities as they arise. In 2006, we commenced improvements in our Subsea Products facilities, including the addition of equipment to increase manufacturing capacity at our umbilical plant in the U.K. and our subsea valve facility in Norway and purchased an oil tanker for possible future conversion to a mobile offshore production and storage system in the event we obtain a suitable contract. We also began upgrades to a dynamically positioned vessel and began construction of a saturation diving system to meet demand in our Subsea Projects segment. Our capital expenditures during 2005 included the acquisition of Grayloc for $42 million and additions to our ROV fleet to replace older units we retired and to increase the number of units. Our capital expenditures during 2004 included the acquisitions of 34 work-class ROVs from Stolt Offshore S.A. and 10 work-class ROVs from Fugro N.V. These two acquisitions totaled $69 million. Our other capital expenditures in 2004 included $38 million to upgrade our umbilical plants in the U.S. and Brazil, other additions to our ROV fleet to replace older units we retired and a new diving vessel.

In September 2002, our Board of Directors approved a plan to repurchase up to 6,000,000 shares of our common stock, subject to a $75 million aggregate purchase price limitation. Under this plan, we repurchased 1,795,600 shares of common stock through the year ended December 31, 2006, at a total cost of $20.1 million. Through December 31, 2006, we had reissued all of these shares as contributions to our 401(k) plan or for exercised stock options under our incentive plans. For a description of our incentive plans, please read Note 8 to our Consolidated Financial Statements.

We have not guaranteed any debt not reflected on our consolidated balance sheet. In December 2003, we acquired a 50% interest in Medusa Spar LLC. At formation, Medusa Spar LLC borrowed $84 million, or approximately 50% of its total capitalization, from a group of banks. The balance of the bank loan at December 31, 2006 was $33 million, and it requires scheduled quarterly payments through 2009. The bank loan is secured by minimum throughput guarantees by the other investors in Medusa Spar LLC. We expect the minimum throughput guarantees will generate sufficient revenue for Medusa Spar LLC to repay the bank loan. We are under no obligation to provide Medusa Spar LLC or the banks with additional funds to repay the loan. The majority of the cash flow generated by Medusa Spar LLC will be used to repay the bank loan until the loan is retired. After that, the cash flow from Medusa Spar LLC will be available for distribution to the equity holders. We received $5.4 million, $2.3 million and $1.7 million of cash distributions from Medusa Spar LLC and recognized $11.2 million, $10.1 million and $8.2 million of equity in the earnings of Medusa Spar LLC in 2006, 2005 and 2004, respectively. Medusa Spar LLC is a variable interest entity under Financial Accounting Standards Board Interpretation No. 46(R) ("FIN No. 46(R)"). As we are not the primary beneficiary of Medusa Spar LLC, we are accounting for our investment in Medusa Spar LLC using the equity method of accounting. At December 31, 2006, our investment in Medusa Spar LLC was $63 million.

Our principal source of cash from operating activities is our net income, adjusted for the non-cash expenses of depreciation and amortization and stock compensation under our restricted stock plan. In 2006, our $151 million of cash provided from operating activities was net of $46 million of increases in accounts receivable and $84 million of increases in inventory and other current assets. The increases in accounts receivable was due to an increase in revenue in the fourth quarter of 2006 as compared to the fourth quarter of 2005. The increases in inventory and other current assets principally related to raw materials and ROV parts. The raw materials increase related to preparations for building items reflected in our Subsea Products backlog, which increased more than 80% over the level at December 31, 2005. The increase in ROV parts inventory related to equipment waiting for assembly into ROVs to be placed in service in 2007 and an increase in parts to be used for servicing our growing ROV fleet. In 2005, our $94 million of cash provided from operating activities was net of $57 million of increases in accounts receivable and $37 million of increases in inventory and other current assets. The increase in accounts receivable was due to an increase in revenue for the fourth quarter of 2005 as compared to the fourth quarter of 2004. The increases in inventory and other current assets principally related to ROV spare parts and raw materials. The increase in ROV parts inventory related to equipment waiting for assembly into ROVs to be placed in service in 2006 and an increase in parts to be used for servicing our growing ROV fleet. The raw materials increase related to preparations for building items reflected in our Subsea Products backlog, which increased nearly 150% over the level at December 31, 2004.

In 2006, we used $187 million in investing activities, including $113 million to modernize and add additional units to our ROV fleet and $38 million to add capacity to our Subsea Products facilities. In 2005, we used $139 million in investing activities, including $46 million related to business acquisitions, primarily Grayloc, and $56 million to modernize and add additional units and equipment to our ROV business.

In 2006 and 2005, we received $8 million and $23 million, respectively, in cash flow from financing activities as proceeds from the sale of our common stock, primarily pursuant to the exercise of employee stock options.

Because of our significant foreign operations, we are exposed to currency fluctuations and exchange risks. We generally minimize these risks primarily through matching, to the extent possible, revenue and expense in the various currencies in which we operate. Cumulative translation adjustments as of December 31, 2006 relate primarily to our permanent investments in and loans to our foreign subsidiaries. See Item 7A – "Quantitative and Qualitative Disclosures About Market Risk." Inflation has not had a material effect on our revenue or income from operations in the past three years, and no such effect is expected in the near future.

Results of Operations

Information on our business segments is shown in Note 6 of the Notes to Consolidated Financial Statements included in this report.

Oil and Gas. The table that follows sets out revenue and profitability for the business segments within our Oil and Gas business for the years ended December 31, 2006, 2005 and 2004.

(dollars in thousands)	Year Ended December 31, 2006	2005	2004
Remotely Operated Vehicles			
Revenue	$ 410,256	$ 315,178	$ 223,914
Gross Margin	129,929	84,419	59,501
Gross Margin %	32%	27%	27%
Operating Income	111,022	68,962	48,397
Operating Income %	27%	22%	22%
Utilization %	85%	83%	70%
Subsea Products			
Revenue	364,510	239,039	160,410
Gross Margin	81,380	37,113	26,971
Gross Margin %	22%	16%	17%
Operating Income	53,645	13,941	10,891
Operating Income %	15%	6%	7%
Subsea Projects			
Revenue	155,046	121,628	70,254
Gross Margin	65,119	31,122	10,297
Gross Margin %	42%	26%	15%
Operating Income	59,585	26,219	5,472
Operating Income %	38%	22%	8%
Inspection			
Revenue	169,014	154,857	145,691
Gross Margin	28,501	21,704	16,351
Gross Margin %	17%	14%	11%
Operating Income	14,946	7,946	4,564
Operating Income %	9%	5%	3%
Mobile Offshore Production Systems			
Revenue	52,931	50,091	49,387
Gross Margin	17,136	18,330	18,347
Gross Margin %	32%	37%	37%
Operating Income	16,001	16,796	16,565
Operating Income %	30%	34%	34%
Total Oil and Gas			
Revenue	$ 1,151,757	$ 880,793	$ 649,656
Gross Margin	322,065	192,688	131,467
Gross Margin %	28%	22%	20%
Operating Income	255,199	133,864	85,889
Operating Income %	22%	15%	13%

In response to (1) continued increasing demand to support deepwater drilling and (2) identified future construction and production maintenance work, we announced an ROV fleet expansion program in 1995, which focuses on building new ROVs. These new vehicles are designed for use around the world in water depths to 10,000 feet. We have added over 150 of these ROVs to our fleet since that time. We added 17 ROVs in 2006 while retiring six older units. We plan to continue adding ROVs at levels we determine appropriate to meet market opportunities as they arise.

For 2006, our ROV revenue increased 30% over 2005 from an improvement in average pricing and growth in days on hire for our work-class fleet. Operating income increased by over 60%. Margin percentages increased, as 2005 included $6.1 million of additional depreciation associated with the retirement of four older ROVs and obsolete ROV components.

For 2005, our ROV revenue increased 41% over 2004 from higher utilization, a higher number of units available and higher average pricing. Margin percentages remained flat, as we incurred $6.1 million of additional depreciation associated with the retirement of four older ROVs and obsolete ROV components.

We anticipate ROV operating income to increase $20 million to $30 million in 2007 from a higher average fleet size and pricing.

Our Subsea Products revenue in 2006 was 52% higher than in 2005, while gross margin and operating income percentages significantly improved. We achieved higher sales of umbilicals and of our specialty hardware, and segment operating income nearly quadrupled. During the year, we resolved the mechanical problems we previously experienced at our Panama City, FL umbilical facility and we processed a higher workload at all three of our umbilical manufacturing plants. The increase in sales of specialty hardware came particularly from ROV tooling and clamps. The increase in clamp sales was primarily attributable to the full year of operations from our Grayloc division, which we acquired at the end of June 2005.

Our Subsea Products revenue in 2005 was 49% higher than in 2004, while gross margin and operating income percentages were relatively flat. We achieved higher sales of our specialty hardware, particularly from sales of ROV tooling, installation workover and control systems, valves and clamps. The clamps are associated with our acquisition of Grayloc at the end of June 2005.

We anticipate our Subsea Products segment operating income will grow $30 million to $45 million in 2007, driven by a continuation of a high level of subsea completion activity, which we expect will result in an improvement in our umbilical sales and a general increase in our specialty hardware sales. Our Subsea Products backlog increased to $359 million at December 31, 2006 from $196 million at December 31, 2005.

In 2006, our Subsea Projects segment had better results than 2005 due to work related to hurricane damage from Hurricanes Katrina and Rita and an escalation in demand for installation projects and our inspection, maintenance and repair services on the deepwater infrastructure in the Gulf of Mexico. Annual operating income more than doubled as we continued to benefit from rate increases and high utilization for our seven vessels and our diving assets.

In 2005, our Subsea Projects segment had better results than 2004 due to a continuation of inspection and repair work necessitated by Hurricane Ivan and additional inspection and repair work necessitated by Hurricanes Katrina and Rita. During the year, as a result of high demand, we benefited from improved pricing. In addition, we spot-chartered three vessels and a barge from which we provided services.

We anticipate our 2007 operating income for Subsea Projects to be about the same as 2006, based on our expectations of continued favorable demand for deepwater installation and inspection, repair and maintenance activities and hurricane damage-related projects.

For 2006, our Inspection revenue increased and margins improved over 2005. This was attributable to our successes in providing more value-added services, securing new contracts, and controlling our operating expenses. Our operating income grew by over 85%.

For 2005, our Inspection revenue and margins increased over 2004. We were able to sell more value-added services and raise our margin percentages in 2005, after we incurred expenses in 2004 to close and relocate offices as part of our effort to increase operating efficiencies subsequent to our purchase of OIS International Inspection plc in 2003.

We expect that our Inspection segment operating income will decline in 2007, due to a revenue reduction resulting from the completion of a major pipeline project in 2006 and reduced emphasis on providing lower margin manpower services.

Our Mobile Offshore Production Systems results were fairly consistent for the three periods presented as our three major units continued to work under the same contracts. The decreases in margins were the result of the anticipated decline in the dayrate of the *Ocean Legend*, as per the customer renewal option terms in the existing contract.

We anticipate our Mobile Offshore Production Systems operating income in 2007 will decline from 2006 by approximately 25% as a result of a lower dayrate going into effect in mid-May for the use of the *Ocean Legend*, as per the customer renewal option terms in the existing contract.

Advanced Technologies. The table that follows sets out revenue and profitability for this segment for the years ended December 31, 2006, 2005 and 2004.

	Year Ended December 31,		
(dollars in thousands)	2006	2005	2004
Revenue	$ 128,441	$ 117,750	$ 130,525
Gross Margin	19,862	20,772	25,016
Gross Margin %	15%	18%	19%
Operating Income	11,585	12,539	17,515
Operating Income %	9%	11%	13%

Our Advanced Technologies margins for 2006 decreased from those of 2005, primarily due to the transfer of *The Performer* to our Subsea Projects segment in April 2006. Our 2006 revenue was higher than 2005 from demand for general engineering services.

Our Advanced Technologies revenue, gross margin and operating margin for 2005 decreased from 2004, due to lower demand from the Navy for waterfront facility work and general engineering services and a reduction of deepwater search and recovery projects. We also incurred expenses in relocating our Maryland office.

We anticipate our Advanced Technologies 2007 operating income will be slightly higher than 2006 from higher U.S. Navy demand for general engineering services and submarine repair, maintenance and engineering projects.

Unallocated Expenses. Our unallocated expenses, *i.e.*, those not associated with a specific business segment, within gross margin consist of expenses related to our incentive and deferred compensation plans, including restricted stock and bonuses, as well as other general expenses. A portion of our restricted stock expense varies with the market price of our common stock. Our unallocated expenses within operating income consist of those within gross margin plus general and administrative expenses related to corporate functions. The table that follows sets out our unallocated expenses for the years ended December 31, 2006, 2005 and 2004.

	Year Ended December 31,		
(dollars in thousands)	2006	2005	2004
Gross margin expenses	$ (45,806)	$ (34,180)	$ (24,680)
% of revenue	4%	3%	3%
Operating expenses	(72,448)	(52,334)	(39,540)
% of revenue	6%	5%	5%

Our unallocated gross margin and operating expenses increased in 2006 over 2005, primarily due to compensation related to incentive plans as a result of record results and our higher stock price. Our unallocated operating expenses in 2006 and 2005 included $5.8 million and $2.7 million, respectively, related to post-retirement benefits for our current chairman and former chief executive officer.

In November 2001, we entered into an agreement with our Chairman (the "Chairman") who was also then our Chief Executive Officer. That agreement was amended in 2006. Pursuant to the amended agreement, the Chairman relinquished his position as Chief Executive Officer in May 2006 and began his post-employment service period on December 31, 2006. The agreement provides for a specific service period ending no later than August 15, 2011, during which the Chairman, acting as an independent contractor, has agreed to serve as nonexecutive Chairman of our Board of Directors for so long as our

Board of Directors desires that he shall continue to serve in that capacity. The agreement provides the Chairman with post-employment benefits for ten years following his services to us. The amendment includes a lump-sum cash buyout, to be paid in 2007, of the Chairman's entitlement to perquisites and administrative assistance during that ten-year period (expected to run from 2011 to 2021). As a result, we recorded $2.8 million of associated expense in the fourth quarter of 2006. The agreement also provides for medical coverage on an after-tax basis to the Chairman, his spouse and children during his service with us and thereafter for their lives. We are recognizing the net present value of the post-employment benefits over the expected service period. If the service period is terminated for any reason (other than the Chairman's refusal to continue serving), we will recognize all the previously unaccrued benefits in the period in which that termination occurs.

Our gross margin and operating expenses increased in 2005 over 2004, primarily due to larger bonus payments to employees as a result of our record financial results. Our selling, general and administrative expenses increased in 2006 and 2005 principally due to the additional expenses associated with the increased activity levels, expenses related to companies and operations we acquired, increased costs related to Sarbanes-Oxley Act compliance and documentation, and expenses related to training and implementation of a new enterprise software system that we began activating in 2005. Our unallocated expenses in 2004 included $1.8 million related to a terminated acquisition effort.

Other. The table that follows sets forth our significant financial statement items below the operating income line.

	Year Ended December 31,		
(dollars in thousands)	2006	2005	2004
Interest income	$ 730	$ 505	$ 999
Interest expense, net of amounts capitalized	(12,920)	(10,102)	(8,388)
Equity earnings (losses) of unconsolidated affiliates:			
Medusa Spar LLC	11,213	10,082	8,171
Cable lay and maintenance	838	290	(3,132)
Canadian ROV joint venture	-	38	1,071
Other income (expense), net	(3,302)	(432)	(1,662)
Provision for income taxes	66,401	31,770	20,623

Interest expense increased in 2006 and 2005, primarily because we used debt to partially finance capital expenditures and acquisitions. Interest rates were also slightly higher. Interest expense is net of capitalized interest of $0.1 million, $0.1 million and $0.4 million for the years ended December 31, 2006, 2005 and 2004, respectively.

In 2004, we started earning equity income from our 50% investment in Medusa Spar LLC, which we acquired in December 2003. Medusa Spar LLC owns 75% of a production spar in the Gulf of Mexico and earns its revenue from tariffs charged on production processed through the facility. During 2004 and 2005, additional wells were connected to the facility, thereby raising 2006 and 2005 throughput over the 2004 level. In 2007, we expect a decrease of approximately $10 million in equity in earnings of unconsolidated affiliates from our investment in Medusa Spar LLC due to lower production throughput at the spar.

Due to the condition of the telecommunications market, the single vessel used in the cable lay and maintenance venture was marketed for oilfield and other uses commencing in 2004. In 2005, we purchased the cable lay and maintenance equipment from the venture, and in 2006, we purchased the vessel from the venture. Our purchase of the vessel effectively ended the operations of the venture. We subsequently sold the vessel for a small gain. The venture will be liquidated after collection of outstanding amounts receivable and payment of remaining amounts owed to creditors.

Other income (expense), net, primarily consists of foreign currency gains and losses.

Our effective tax rate, including foreign, state and local taxes, was 35%, 34% and 34% for the years ended December 31, 2006, 2005 and 2004, respectively. In each of 2006 and 2005, we lowered our effective tax rate, as we resolved tax contingencies of $1.3 million and $1.8 million, respectively, related to certain foreign tax liabilities we recorded in prior years. In 2004, our rate was less than the U.S. statutory rate of 35% because we reversed valuation allowances related to net operating loss carryforwards, as we were able to utilize those carryforwards. For 2007, we anticipate an effective tax rate of approximately 36%.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements, as defined by SEC rules.

Contractual Obligations

At December 31, 2006, we had payments due under contractual obligations as follows:

(dollars in thousands)	Payments due by period				
	Total	2007	2008-2009	2010-2011	After 2011
Long-term Debt	$ 194,000	$ 20,000	$ 40,000	$ 20,000	$ 114,000
Operating Leases	123,259	26,607	39,865	13,761	43,026
Purchase Obligations	51,614	51,614	-	-	-
Other Long-term Obligations reflected on our balance sheet under GAAP	46,792	517	1,129	2,156	42,990
Total	$ 415,665	$ 98,738	$ 80,994	$ 35,917	$ 200,016

The above schedule takes into account the terms of the January 2007 amendment of our revolving credit facility, which extended its maturity to January 2012.

At December 31, 2006, we had outstanding purchase orders totaling $52 million, including approximately $47 million for specialized steel tubes to be used in our manufacturing of steel tube umbilicals. Due to the current shortage of these specialized materials caused by a general worldwide increase in demand for steel, the lead times between placing the order and delivery have become extended. We have contracts to build umbilicals that will use over 90% of the orders. We also have other identified opportunities that could utilize these materials. However, should we decide not to accept delivery of the steel tubes, we would incur cancellation charges of at least 10% of the amount canceled.

Effects of Inflation and Changing Prices

Our financial statements are prepared in accordance with generally accepted accounting principles in the United States, using historical U.S. dollar accounting, or historical cost. Statements based on historical cost, however, do not adequately reflect the cumulative effect of increasing costs and changes in the purchasing power of the dollar, especially during times of significant and continued inflation.

In order to minimize the negative impact of inflation on our operations, we attempt to cover the increased cost of anticipated changes in labor, material and service costs, either through an estimate of those changes, which we reflect in the original price, or through price escalation clauses in our contracts.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are currently exposed to certain market risks arising from transactions we have entered into in the normal course of business. These risks relate to interest rate changes and fluctuations in foreign exchange rates. We do not believe these risks are material. We have not entered into any market risk sensitive instruments for speculative or trading purposes. We manage our exposure to interest rate changes through the use of a combination of fixed and floating-rate debt. See Note 4 of Notes to Consolidated Financial Statements included in this report for a description of our long-term debt agreements, interest rates and maturities. We believe that significant interest rate changes will not have a material near term impact on our future earnings or cash flows. Because we operate in various oil and gas exploration and production regions in the world, we conduct a portion of our business in currencies other than the U.S. dollar. The functional currency for several of our international operations is the applicable local currency. We manage our exposure to changes in foreign exchange rates principally through arranging compensation in U.S. dollars or freely convertible currency and, to the extent possible, by limiting compensation received in other currencies to amounts necessary to meet obligations denominated in those currencies. We use the exchange rates in effect as of the balance sheet date to translate assets and liabilities as to which the functional currency is the local currency, resulting in translation adjustments that we reflect as accumulated other comprehensive income or loss in the shareholders' equity section of our Consolidated Balance Sheets. We recorded adjustments of $17.3 million, ($14.3 million) and $12.4 million to our equity accounts for the years ended December 31, 2006, 2005 and 2004, respectively. Positive adjustments reflect the net impact of the strengthening of various foreign currencies against the U.S. dollar for locations where the functional currency is not the U.S. dollar. Conversely, negative adjustments reflect the effect of a strengthening dollar.

We recorded foreign currency transaction gains (losses) of ($2.5 million), $0.2 million and ($1.2 million) in our Consolidated Income Statements in 2006, 2005 and 2004, respectively, related to our foreign operations. In 2006 and 2004, the majority of our foreign currency losses related to our U.K. operations. Some of our U.K. subsidiary's revenue is from U.S. dollar-denominated contracts. If the U.S. dollar weakens against the British pound sterling, we will incur currency losses for the period the related accounts receivable are outstanding.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

In accordance with Rules 13a-15 and 15d-15 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we carried out an evaluation, under the supervision and with the participation of management, including our chief executive officer and chief financial officer, of the effectiveness of our disclosure controls and procedures (as that term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this report. Based on that evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective as of December 31, 2006 to provide reasonable assurance that information required to be disclosed in our reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms. There has been no change in our internal control over financial reporting that occurred during the year ended December 31, 2006 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as that term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act). Our internal control over financial reporting is a process designed to provide reasonable, but not absolute, assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with accounting principles generally accepted in the United States of America. We developed our internal control over financial reporting through a process in which our management applied its judgment in assessing the costs and benefits of various controls and procedures, which, by their nature, can provide only reasonable assurance regarding the control objectives. You should note that the design of any system of controls is based in part on various assumptions about the likelihood of future events, and we cannot assure you that any system of controls will succeed in achieving its stated goals under all potential future conditions, regardless of how remote. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Under the supervision and with the participation of our management, including our principal executive, financial and accounting officers, we have conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in "Internal Control – Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included a review of the documentation surrounding our financial reporting controls, an evaluation of the design effectiveness of these controls, testing of the operating effectiveness of these controls and an evaluation of our overall control environment. Based on that evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2006.

Ernst & Young LLP, an independent registered public accounting firm, has audited our management's assessment of the effectiveness of our internal control over financial reporting, as stated in their report which follows.

Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting

The Board of Directors and Shareholders of
Oceaneering International, Inc.

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that Oceaneering International, Inc. maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Oceaneering International, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Oceaneering International, Inc. maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Oceaneering International, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Oceaneering International, Inc. and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of income, cash flows and shareholders' equity and comprehensive income for each of the three years in the period ended December 31, 2006 and our report dated February 27, 2007 expressed an unqualified opinion thereon.

Ernst + Young LLP

Houston, Texas
February 27, 2007

INDEX TO FINANCIAL STATEMENTS AND SCHEDULES

Index to Financial Statements

Index to Schedules

All schedules for which provision is made in the applicable regulations of the Securities and Exchange Commission have been omitted because they are not required under the relevant instructions or because the required information is included in the financial statements included herein or in the related footnotes thereto.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Oceaneering International, Inc.

We have audited the accompanying consolidated balance sheets of Oceaneering International, Inc. and subsidiaries (the "Company") as of December 31, 2006 and 2005, and the related consolidated statements of income, cash flows and shareholders' equity and comprehensive income for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Oceaneering International, Inc. and subsidiaries at December 31, 2006 and 2005 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123 (revised 2004), *Share-Based Payment* and, effective December 31, 2006, the Company adopted Statement of Financial Accounting Standards No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans*, an amendment of FASB Statements No. 87, 88, 106 and 132(R).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 27, 2007 expressed an unqualified opinion thereon.

Ernst + Young LLP

Houston, Texas
February 27, 2007

CONSOLIDATED BALANCE SHEETS

(in thousands, except share data)	December 31, 2006	2005
ASSETS		
Current Assets:		
Cash and cash equivalents	**$ 26,228**	$ 26,308
Accounts receivable, net of allowances for doubtful accounts	**315,255**	269,497
Inventory and other current assets	**182,162**	98,428
Total current assets	**523,645**	394,233
Property and Equipment, at cost:		
Marine services equipment	**635,490**	493,054
Mobile offshore production equipment	**152,854**	146,751
Manufacturing facilities	**151,826**	125,003
Other	**99,872**	77,450
	1,040,042	842,258
Less accumulated depreciation	**516,335**	433,057
Net property and equipment	**523,707**	409,201
Other Assets:		
Goodwill	**86,931**	84,608
Investments in unconsolidated affiliates	**64,496**	61,598
Other	**43,243**	39,928
Total Assets	**$ 1,242,022**	$ 989,568
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable	**$ 70,777**	$ 64,306
Accrued liabilities	**180,073**	142,168
Income taxes payable	**28,856**	16,193
Total current liabilities	**279,706**	222,667
Long-term Debt	**194,000**	174,000
Other Long-term Liabilities	**71,552**	56,783
Commitments and Contingencies		
Shareholders' Equity:		
Common Stock, par value $0.25 per share; 90,000,000 shares authorized; 54,440,488 and 53,558,888 shares issued	**13,610**	13,390
Additional paid-in capital	**191,910**	172,437
Retained earnings	**472,525**	348,031
Accumulated other comprehensive income	**18,719**	2,260
Total shareholders' equity	**696,764**	536,118
Total Liabilities and Shareholders' Equity	**$ 1,242,022**	$ 989,568

The accompanying Notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF INCOME

(in thousands, except per share data)	Year Ended December 31, 2006	2005	2004
Revenue	**$ 1,280,198**	$ 998,543	$ 780,181
Cost of Services and Products	**984,077**	819,263	648,378
Gross margin	**296,121**	179,280	131,803
Selling, General and Administrative Expense	**101,785**	85,211	67,939
Income from operations	**194,336**	94,069	63,864
Interest Income	**730**	505	999
Interest Expense, net of amounts capitalized	**(12,920)**	(10,102)	(8,388)
Equity earnings of unconsolidated affiliates	**12,051**	10,410	6,110
Other Income (Expense), Net	**(3,164)**	(376)	(1,596)
Minority Interests	**(138)**	(56)	(66)
Income before income taxes	**190,895**	94,450	60,923
Provision for Income Taxes	**66,401**	31,770	20,623
Net Income	**$ 124,494**	$ 62,680	$ 40,300
Basic Earnings per Share	**$ 2.31**	$ 1.20	$ 0.81
Diluted Earnings per Share	**$ 2.26**	$ 1.17	$ 0.78
Weighted average number of common shares	**53,990**	52,300	49,986
Incremental shares from stock equivalents	**1,001**	1,347	1,384
Weighted average number of common shares and equivalents	**54,991**	53,647	51,370

The accompanying Notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)	Year Ended December 31, **2006**	2005	2004
Cash Flows from Operating Activities:			
Net income	**$ 124,494**	$ 62,680	$ 40,300
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	**80,456**	79,613	65,619
Noncash compensation and other	**11,292**	562	12,931
Undistributed earnings of unconsolidated affiliates	**(2,898)**	(8,406)	(3,150)
Increase (decrease) in cash from:			
Accounts receivable,net	**(45,758)**	(56,921)	(54,916)
Inventory and other current assets	**(83,734)**	(37,477)	(1,606)
Other assets	**(4,415)**	(702)	(4,846)
Accounts payable	**6,471**	12,574	15,267
Accrued liabilities	**37,904**	26,000	27,071
Income taxes payable	**12,663**	11,572	338
Other long-term liabilities	**14,769**	4,400	2,724
Total adjustments to net income	**26,750**	31,215	59,432
Net Cash Provided by Operating Activities	**151,244**	93,895	99,732
Cash Flows from Investing Activities:			
Business acquisitions	**(1,491)**	(46,242)	(69,192)
Purchases of property and equipment and other	**(192,351)**	(96,027)	(83,992)
Dispositions of property and equipment	**6,826**	3,011	515
Decrease (increase) in other investments	**-**	-	73
Net Cash Used in Investing Activities	**(187,016)**	(139,258)	(152,596)
Cash Flows from Financing Activities:			
Net proceeds from revolving credit, net of expenses	**40,000**	31,828	19,280
Payments of 6.72% Senior Notes	**(20,000)**	-	-
Proceeds from issuance of common stock	**8,320**	23,062	31,969
Excess tax benefits from stock-based compensation	**7,372**	-	-
Net Cash Provided by Financing Activities	**35,692**	54,890	51,249
Net Increase (Decrease) in Cash and Cash Equivalents	**(80)**	9,527	(1,615)
Cash and Cash Equivalents – Beginning of Period	**26,308**	16,781	18,396
Cash and Cash Equivalents – End of Period	**$ 26,228**	$ 26,308	$ 16,781

The accompanying Notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME

	Common Stock Issued		Additional	Unearned			Accumulated Other Comprehensive Income (Loss)			
(in thousands)	Shares	Amounts	Paid-in Capital	Comp-ensation	Treasury Stock	Retained Earnings	Fair Value of Interest Rate Hedge	Currency Translation Adjustments	Pension Liability	Total
Balance, December 31, 2003	**49,627**	**$ 12,406**	**$ 108,540**	**$ (1,039)**	**$ (9,563)**	***$ 245,051***	***$ -***	***$ 6,161***	***$ (2,181)***	**$ 359,375**
Comprehensive Income:										
Net Income	-	-	-	-	-	40,300	-	-	-	40,300
Minimum pension liability adjustment, net of tax	-	-	-	-	-	-	-	-	(151)	(151)
Translation adjustments	-	-	-	-	-	-	-	12,399	-	12,399
Total Comprehensive Income	-	-	-	-	-	40,300	-	12,399	(151)	52,548
Restricted stock expense	78	20	4,916	592	-	-	-	-	-	5,528
Restricted stock forfeitures	-	-	280	-	(280)	-	-	-	-	-
Stock options exercised	1,703	426	17,639	-	9,143	-	-	-	-	27,208
Tax benefits from stock plans	-	-	5,017	-	-	-	-	-	-	5,017
Common stock issued to company benefit plan	232	58	-	-	-	-	-	-	-	58
Treasury stock issued to company benefit plan, at average cost	-	-	4,003	-	700	-	-	-	-	4,703
Balance, December 31, 2004	**51,640**	**12,910**	**140,395**	**(447)**	**-**	**285,351**	**-**	**18,560**	**(2,332)**	**454,437**
Comprehensive Income										
Net Income	-	-	-	-	-	62,680	-	-	-	62,680
Change in fair value of interest rate hedge, net of tax	-	-	-	-	-	-	518	-	-	518
Minimum pension liability adjustment, net of tax	-	-	-	-	-	-	-	-	(217)	(217)
Translation adjustments	-	-	-	-	-	-	-	(14,269)	-	(14,269)
Total Comprehensive Income	-	-	-	-	-	62,680	518	(14,269)	(217)	48,712
Restricted stock expense	156	39	3,564	228	-	-	-	-	-	3,831
Restricted stock forfeitures	-	-	78	-	(78)	-	-	-	-	-
Stock options exercised	1,692	423	21,116	-	50	-	-	-	-	21,589
Tax benefits from stock plans	-	-	6,177	-	-	-	-	-	-	6,177
Common stock issued to company benefit plan	70	18	1,326	-	-	-	-	-	-	1,344
Treasury stock issued to company benefit plan, at average cost	-	-	-	-	28	-	-	-	-	28
Balance, December 31, 2005	**53,558**	**13,390**	**172,656**	**(219)**	**-**	**348,031**	**518**	**4,291**	**(2,549)**	**536,118**
Comprehensive Income:										
Net Income	-	-	-	-	-	124,494	-	-	-	124,494
Change in fair value of interest rate hedge, net of tax	-	-	-	-	-	-	(165)	-	-	(165)
Minimum pension liability adjustment, net of tax	-	-	-	-	-	-	-	-	843	843
Translation adjustments	-	-	-	-	-	-	-	17,282	-	17,282
Total Comprehensive Income	-	-	-	-	-	124,494	(165)	17,282	843	142,454
Adjustment to initially apply SFAS No 158, net of tax	-	-	-	-	-	-	-	-	(1,501)	(1,501)
Restricted stock expense	228	57	2,604	1,060	-	-	-	-	-	3,721
Restricted stock forfeitures	-	-	73	-	(73)	-	-	-	-	-
Restricted stock grant	32	8	856	(917)	-	-	-	-	-	(53)
Stock options exercised	622	155	8,092	-	73	-	-	-	-	8,320
Stock options expense	-	-	333	-	-	-	-	-	-	333
Tax benefits from stock plans	-	-	7,372	-	-	-	-	-	-	7,372
Balance, December 31, 2006	**54,440**	**$ 13,610**	**$ 191,986**	**$ (76)**	**$ -**	**$ 472,525**	**$ 353**	**$ 21,573**	**$ (3,207)**	**$ 696,764**

The accompanying Notes are an integral part of these Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF MAJOR ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the accounts of Oceaneering International, Inc. and our 50% or more owned and controlled subsidiaries. We also consolidate entities that are determined to be variable interest entities as defined in Financial Accounting Standards Board ("FASB") Interpretation No. 46(R) ("FIN No. 46(R)") if we determine that we are the primary beneficiary; otherwise, we account for these entities using the equity method of accounting. We use the equity method to account for our investments in unconsolidated affiliated companies of which we own an equity interest of between 20% and 50% and as to which we have significant influence, but not control, over operations. All significant intercompany accounts and transactions have been eliminated.

On May 12, 2006, our Board of Directors declared a two-for-one stock split to be effected in the form of a stock dividend of our common stock to our shareholders of record at the close of business on May 25, 2006. The stock dividend was distributed on June 19, 2006. All historical share and per share data in these financial statements reflect this stock split. Our total number of authorized shares of common stock and the par value of our common stock were unchanged by this stock split. We have restated shareholders' equity to give retroactive recognition of the stock split for all periods presented by reclassifying an amount equal to the par value of the additional shares issued through the stock dividend from additional paid-in capital to common stock.

Cash and Cash Equivalents

Cash and cash equivalents include demand deposits and highly liquid investments with original maturities of three months or less from the date of the investment.

Accounts Receivable – Allowances for Doubtful Accounts

The following table sets forth the activity of our allowances for doubtful accounts receivable:

		Additions			
(in thousands)	Balance at beginning of Period	Charged to Costs and Expenses	Charged to Other Accounts	Deductions	Balance at end of Period
For the year ended December 31, 2004	$ 2,763	$ -	$ -	$ -	$ 2,763
For the year ended December 31, 2005	$ 2,763	$ -	$ 112	$ 2,763	$ 112
For the year ended December 31, 2006	$ 112	$ -	$ 2	$ -	$ 114

We determine the need for allowances for doubtful accounts using the specific identification method. We do not generally require collateral from our customers.

Inventory and Other Current Assets

Inventory and other current assets consisted of the following:

(in thousands)	December 31, 2006	December 31, 2005
Inventory of parts for remotely operated vehicles	$ 61,763	$ 38,981
Other inventory, primarily raw materials	78,130	39,924
Deferred income taxes	18,618	9,091
Other	23,651	10,432
Total	$ 182,162	$ 98,428

Inventory is valued at lower of cost or market. We determine cost using the weighted-average method.

Property and Equipment

We provide for depreciation of property and equipment primarily on the straight line method over estimated useful lives of three to 20 years for marine services equipment, up to 12 years for mobile offshore production equipment and three to 25 years for buildings, improvements and other equipment.

We charge the costs of repair and maintenance of property and equipment to operations as incurred, while we capitalize the costs of improvements. We estimate and accrue in advance for anticipated drydocking expenses of our larger vessels. These amounts are included in accrued liabilities on our balance sheets. We recognize differences between the estimates and the actual costs in the income statement. See the section "*New Accounting Standards*" in this Note 1 for a discussion of the change in this methodology, which will be effective for us starting January 1, 2007.

The following table sets forth the activity of our accruals for drydocking for the periods presented:

		Additions			
(in thousands)	Balance at beginning of Period	Charged to Costs and Expenses	Charged to Other Accounts	Deductions	Balance at end of Period
For the year ended December 31, 2004	$ 1,531	$ 495	$ 41	$ 860	$ 1,207
For the year ended December 31, 2005	$ 1,207	$ 1,022	$ (48)	$ 900	$ 1,281
For the year ended December 31, 2006	$ 1,281	$ 833	$ 27	$ 1,971	$ 170

We capitalize interest on assets where the construction period is anticipated to be more than three months. In 2006, 2005 and 2004, we capitalized $0.1 million, $0.1 million and $0.4 million of interest, respectively. We do not allocate general administrative costs to capital projects. Upon the disposition of property and equipment, the related cost and accumulated depreciation accounts are relieved and any resulting gain or loss is included as an adjustment to cost of services and products.

Our management periodically, and upon the occurrence of a triggering event, reviews the realizability of long-lived assets, excluding goodwill and indefinite-lived intangibles, to be held and used by us to determine whether any events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. For long-lived assets to be held and used, we base our evaluation on impairment indicators such as the nature of the assets, the future economic benefit of the assets, any historical or future profitability measurements and other external market conditions or factors that may be present. If such impairment indicators are present or other factors exist that indicate that the carrying amount of the asset may not be recoverable, we determine whether an impairment has occurred through the use of an undiscounted cash flows analysis of the asset at the lowest level for which identifiable cash flows exist, or quoted market prices. If an impairment has occurred, we recognize a loss for the difference between the carrying amount and the fair value of the asset. For assets held for sale or disposal, the fair value of the asset is measured using quoted market prices less cost to sell. Assets are classified as held for sale when we have a plan for disposal of certain assets and those assets meet the held for sale criteria. In 2005, we recorded $6.1 million of additional depreciation in our ROV segment, based on net realizable value. These provisions related to the retirement of four vehicles and obsolete ROV components. In 2004, our 50%-owned cable lay and maintenance joint venture recorded an impairment of $7.2 million related to some of its equipment. We also recorded an additional impairment of $0.4 million of our investment. After taking into account a deferred gain of $2.1 million we had generated upon formation of the venture, the two impairments reduced our equity earnings of unconsolidated affiliates by $1.9 million in 2004. We made no other impairment adjustments on long-lived assets during the periods presented.

Business Acquisitions

In February 2004, we acquired 34 work-class ROVs and related business operations from Stolt Offshore S.A. for approximately $52 million and in September 2004 we acquired 10 work-class ROVs and related business operations from Fugro N.V. for approximately $17 million. We accounted for these acquisitions using the purchase method of accounting, with the purchase price being allocated to the net assets acquired based on their fair market values at the date of acquisition. In June 2005, we acquired Grayloc Products L.L.C. and subsidiary (together "Grayloc"), an oil and gas industry supplier of clamp connectors for approximately $42 million. We accounted for this acquisition using the purchase method of accounting, with the purchase price being allocated to the net assets acquired based on their fair market values at the date of acquisition. Our goodwill, all non-deductible, associated with the Grayloc acquisition was $22 million and other intangible assets were $14 million. The results of operations of Grayloc are included in our consolidated statements of income from the date of acquisition.

Goodwill and Intangible Assets

In accordance with the requirements of Statement of Financial Accounting Standards ("SFAS") No. 142, *Goodwill and Other Intangible Assets*, we tested the goodwill attributable to each of our reporting units for impairment as of December 31, 2006, 2005 and 2004 and concluded that there was no impairment. Our reporting units are the product and service lines one level below our operating segments, except for Inspection, which is a single reporting unit. We estimated fair value using discounted cash flow methodologies and market comparable information.

Within our balance sheet caption Other Assets: Other at December 31, 2006 and 2005, we have $14.9 million and $15.4 million, respectively, of intangible assets, primarily acquired in connection with business combinations. These intangible assets include trade names, intellectual property and customer relationships, and are being amortized over a weighted average remaining life of approximately 12 years.

Revenue Recognition

We recognize our revenue according to the type of contract involved. On a daily basis, we recognize revenue under contracts that provide for specific time, material and equipment charges, which we bill periodically, ranging from weekly to monthly.

We account for significant fixed-price contracts, which we enter into mainly in our Subsea Products and Advanced Technologies segments, and occasionally in our Subsea Projects segment, using the percentage-of-completion method. In 2006, we accounted for 15% of our revenue using the percentage-of-completion method. In determining whether a contract should be accounted for using the percentage-of-completion method, we consider whether:

- the customer provides specifications for the construction of facilities or production of goods or for the provision of related services;
- we can reasonably estimate our progress towards completion and our costs;
- the contract includes provisions as to the enforceable rights regarding the goods or services to be provided, consideration to be received and the manner and terms of payment;
- the customer can be expected to satisfy its obligations under the contract; and
- we can be expected to perform our contractual obligations.

Under the percentage-of-completion method, we recognize estimated contract revenue based on costs incurred to date as a percentage of total estimated costs. Changes in the expected cost of materials and labor, productivity, scheduling and other factors affect the total estimated costs. Additionally, external factors, including weather or other factors outside of our control, may also affect the progress and estimated cost of a project's completion and, therefore, the timing of income and revenue recognition. We routinely review estimates related to our contracts and reflect revisions to profitability in earnings immediately. If a current estimate of total contract cost indicates an ultimate loss on a contract, we recognize the projected loss in full when we determine it. Although we are continually striving to improve our ability to estimate our contract costs and profitability, adjustments to overall contract costs could be significant in future periods.

We recognize the remainder of our revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, price is fixed or determinable and collection is reasonably assured.

Revenue in Excess of Amounts Billed is classified as accounts receivable and relates to recoverable costs and accrued profits on contracts in progress. Billings in Excess of Revenue Recognized on uncompleted contracts are classified in accrued liabilities.

Revenue in Excess of Amounts Billed on uncompleted fixed-price contracts accounted for using the percentage-of-completion method is summarized as follows:

(in thousands)	December 31, 2006	December 31, 2005
Revenue recognized on uncompleted contracts	$ 175,155	$ 84,664
Less: Billings of customers	(167,309)	(59,211)
Revenue in excess of amounts billed	$ 7,846	$ 25,453

Billings in Excess of Revenue Recognized on uncompleted fixed-price contracts accounted for using the percentage-of-completion method are summarized as follows:

(in thousands)	December 31, 2006	December 31, 2005
Amounts billed to customers	$ 14,073	$ 26,301
Less: Revenue recognized	(8,734)	(22,286)
Billings in excess of revenue recognized	$ 5,339	$ 4,015

Stock-Based Compensation

As permitted under SFAS No. 123, *Accounting for Stock-Based Compensation*, through December 31, 2005, we used the intrinsic value method of accounting established by Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees*, to account for our stock-based compensation programs. Accordingly, we did not recognize any compensation expense when the exercise price of an employee stock option was equal to the Common Share market price on the grant date and all other provisions are fixed. The following illustrates the pro forma effect on net income and earnings per share for 2005 and 2004 if we had applied the fair value recognition provisions of SFAS No. 123:

(in thousands, except per share amounts)	Year Ended December 31, 2005	2004
Net income:		
As reported	$ 62,680	$ 40,300
Employee stock-based compensation expense included in net income, net of income tax benefit	5,727	6,827
Pro forma compensation expense determined under fair value methods for all awards, net of income tax benefit	(8,779)	(11,515)
Pro forma	$ 59,628	$ 35,612
Pro forma earnings per common share:		
Basic	$ 1.14	$ 0.71
Diluted	$ 1.11	$ 0.69
Reported earnings per common share:		
Basic	$ 1.20	$ 0.81
Diluted	$ 1.17	$ 0.78

For purposes of these pro forma disclosures, the fair value of each option grant was estimated on the date of grant using a Black-Scholes option pricing model. The following assumptions for the years ended December 31, 2005 and 2004, respectively, were computed on a weighted average basis: expected volatility of 32.7% and 36.2%; risk-free interest rate of 3.65% and 3.18%; expected average life of 3.0 years; and no expected dividends. The weighted average fair values of the options granted in the years ended December 2005 and 2004 were $9.02 and $10.25, respectively. The estimated fair value of the options was amortized to pro forma expense over the vesting periods of the options.

Subsequent to December 31, 2005, we have accounted for share-based compensation in accordance with SFAS No. 123 (revised 2004), *Share-Based Payment* ("SFAS 123R"). SFAS 123R requires all share-based payments to directors, officers and employees, including grants of stock options, to be recognized over their vesting periods in the income statement based on their estimated fair values. SFAS 123R applies to all awards granted after December 31, 2005 and to awards modified, repurchased or canceled after that date, as well as the unvested portion of awards granted prior to December 31, 2005. We believe the pro forma expenses for the periods presented above provide reasonable approximations of the share-based compensation expense that would have been recorded in our Consolidated Statements of Income in those periods under SFAS 123R. Existing option grants caused us to recognize an additional amount of less than $0.01 per diluted share of share-based compensation expense for 2006, under the modified prospective transition alternative that we elected.

In light of the new accounting expense recognition requirements established by SFAS 123R, the Compensation Committee of our Board of Directors has expressed its intention to refrain from using stock options as a component of compensation for our executive officers and other employees for the foreseeable future, and the Board has expressed its intention to refrain from using stock options as a component of nonemployee director compensation for the foreseeable future. No stock options were granted in 2006. For more information on our employee benefit plans, see Note 8.

Income Taxes

We provide income taxes at appropriate tax rates in accordance with our interpretation of the respective tax laws and regulations after review and consultation with our internal tax department, tax advisors and, in some cases, legal counsel in various jurisdictions. We provide for deferred income taxes for differences between carrying amounts of assets and liabilities for financial and tax reporting purposes. Our policy is to provide for deferred U.S. income taxes on foreign income only to the extent such income is not to be invested indefinitely in the related foreign entity. We provide a valuation allowance against deferred tax assets when it is more likely than not that the asset will not be realized.

Foreign Currency Translation

The functional currency for several of our foreign subsidiaries is the applicable local currency. Results of operations for foreign subsidiaries with functional currencies other than the U.S. dollar are translated into U.S. dollars using average exchange rates during the period. Assets and liabilities of these foreign subsidiaries are translated into U.S. dollars using the exchange rates in effect at the balance sheet date, and the resulting translation adjustments are accumulated as a component of shareholders' equity. All foreign currency transaction gains and losses are recognized currently in the Consolidated Statements of Income. We recorded ($2.5 million), $0.2 million and ($1.2 million) of foreign currency gains (losses) in 2006, 2005 and 2004, respectively, and such amounts are included as a component of Other Income (Expense), Net.

Earnings Per Share

Basic and diluted earnings per share are computed by dividing net income by the weighted average number of common shares and the weighted average number of common shares plus common share equivalents, respectively. The weighted average number of common shares and equivalents for 2005 and 2004 excluded 132,000 and 26,000 stock options, respectively, which were antidilutive.

Financial Instruments

We recognize all derivative instruments as either assets or liabilities in the balance sheet and measure those instruments at fair value. Subsequent changes in fair value are reflected in current earnings or other comprehensive income, depending on whether a derivative instrument is designated as part of a hedge relationship and, if it is, the type of hedge relationship.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires that our management make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ from those estimates.

New Accounting Standards

In June 2006, the FASB issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes*. This interpretation clarifies the criteria for recognizing income tax benefits under SFAS No. 109, *Accounting for Income Taxes*, and requires additional financial statement disclosures about uncertain tax positions. The interpretation is effective for us beginning January 1, 2007. We are evaluating the impact of this interpretation on our consolidated financial statements.

In September 2006, the FASB issued SFAS No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans*. SFAS No. 158 requires us to recognize the funded status of the pension and postretirement plans in our balance sheet, along with a corresponding noncash, after-tax adjustment to shareholders' equity. Funded status is determined as the difference between the fair value of plan assets and the projected benefit obligation. Changes in the funded status will be recognized in other comprehensive income (loss). We adopted SFAS No. 158 at the end of 2006, as required.

In September 2006, the FASB issued FASB Staff Position No. AUG AIR-1, *Accounting for Planned Major Maintenance Activities*. The Staff Position will prohibit companies from recognizing planned major maintenance costs by accruing a liability over several reporting periods before the maintenance is performed — the accrue-in-advance method. We currently use the accrue-in-advance method for anticipated drydocking of our vessels. This Staff Position is effective for us beginning January 1, 2007, and we will prospectively charge drydocking expenses to the income statement as incurred. While we are currently evaluating the impact of this Staff Position, we do not believe there will be a material effect on our financial statements upon its adoption.

2. INVESTMENTS IN UNCONSOLIDATED AFFILIATES

Our investments in unconsolidated affiliates consists of the following:

(in thousands)	December 31, 2006	2005	2004
Medusa Spar LLC	$ 63,149	$ 57,440	$ 49,987
Smit-Oceaneering Cable Systems LLC	-	2,811	3,192
Other	1,347	1,347	2,436
	$ 64,496	$ 61,598	$ 55,615

In December 2003, we purchased a 50% equity interest in Medusa Spar LLC for $43.7 million. Medusa Spar LLC owns a 75% interest in a production spar platform. Medusa Spar LLC's revenue is derived from processing oil and gas production for a fee based on the volumes processed (throughput). The majority working interest owner of the Medusa field, the spar's initial location, has committed to deliver a minimum throughput, which we expect will generate sufficient revenue to repay Medusa Spar LLC's bank debt. The Medusa Spar LLC financed its acquisition of its 75% interest in the production spar platform using approximately 50% debt and 50% equity from its equity holders. Our maximum exposure to loss from our investment in Medusa Spar LLC is our $63 million investment. Medusa Spar LLC is a variable interest entity. As we are not the primary beneficiary under FIN 46(R), we are accounting for our investment in Medusa Spar LLC under the equity method of accounting. Summarized 100% financial information relative to Medusa Spar LLC and a reconciliation of the underlying equity in net assets to our carrying value follows this discussion.

Our cable lay and maintenance venture is in the process of winding up. The venture's single vessel has been used for oilfield and other uses since 2004. In 2004, we recognized $1.5 million of pre-tax impairments related to the venture after taking into account a deferred gain of $2.1 million we had generated upon formation of the venture. We also recorded an additional impairment of $0.4 million of our investment. The two impairments reduced our equity earnings of unconsolidated affiliates by $1.9 million. In 2005, we purchased the cable lay and maintenance equipment from the venture and, in 2006, we purchased the vessel from the venture. Our purchase of the vessel effectively ended the operations of the venture. We subsequently sold the vessel for a small gain. Total equity income (loss) from our investment in Smit-Oceaneering Cable Systems LLC was $0.8 million, $0.3 million and ($3.1 million) for the years ended December 31, 2006, 2005 and 2004, respectively.

(in thousands)	December 31, 2006	2005	2004
Medusa Spar LLC			
Condensed Balance Sheets			
ASSETS			
Current Assets	$ 20,419	$ 12,669	$ 3,435
Property and Equipment, net	138,461	147,938	157,416
Other Non-Current Assets	979	1,575	1,751
Total Assets	$ 159,859	$ 162,182	$ 162,602
LIABILITIES AND MEMBERS' EQUITY			
Current Maturities of Long-Term Debt	$ 11,499	$ 13,744	$ 17,125
Other Current Liabilities	24	21	44
Total Current Liabilities	11,523	13,765	17,169
Long-Term Debt, net of current maturities	21,738	33,237	46,981
Other Comprehensive Income	1,097	1,594	883
Members' Equity	125,501	113,586	97,569
Total Liabilities and Members' Equity	$ 159,859	$ 162,182	$ 162,602
Condensed Statements of Operations			
Revenue	$ 34,216	$ 32,500	$ 29,312
Depreciation	(9,477)	(9,478)	(9,478)
General and Administrative	(109)	(83)	(113)
Interest	(1,935)	(2,286)	(3,169)
Net Income	$ 22,695	$ 20,653	$ 16,552

Reconciliation of the Carrying Value of the Investment to Underlying Equity in Net Assets:

	2006	2005	2004
Underlying Equity in Net Assets - 50%	$ 62,751	$ 56,793	$ 48,785
Basis Differences	398	647	1,202
Carrying Value of Investment in Medusa Spar LLC in the Consolidated Financial Statements	$ 63,149	$ 57,440	$ 49,987

We are amortizing the basis differences on the straight-line method over six to 15 years.

Our 50% share of the cumulative undistributed earnings of Medusa Spar LLC was $20.9 million and $15.0 million at December 31, 2006 and 2005, respectively.

3. INCOME TAXES

We file a consolidated U.S. federal income tax return for Oceaneering International, Inc. and our domestic subsidiaries, including acquired companies from their respective dates of acquisition. We conduct our international operations in a number of locations that have varying laws and regulations with regard to income and other taxes, some of which are subject to interpretation. Our management believes that adequate provisions have been made for all taxes that will ultimately be payable, although final determination of tax liabilities may differ from our estimates. Income (loss) before income taxes attributable to the U.S. was $108.1 million, $42.7 million and $14.7 million for the years ended December 31, 2006, 2005 and 2004, respectively. The following table sets forth our provisions for income taxes.

(in thousands)	Year Ended December 31, 2006	2005	2004
U.S. federal and state	$ 37,384	$ 11,930	$ 1,622
Foreign	29,017	19,840	19,001
Total provision	$ 66,401	$ 31,770	$ 20,623
Current	$ 70,661	$ 32,071	$ 16,379
Deferred	(4,260)	(301)	4,244
Total provision	$ 66,401	$ 31,770	$ 20,623
Cash taxes paid	$ 49,876	$ 19,372	$ 17,995

As of December 31, 2006 and 2005, our worldwide deferred tax assets, liabilities and net deferred tax liabilities were as follows:

(in thousands)	December 31, 2006	2005
Deferred tax assets:		
Deferred compensation	$ 19,988	$ 15,818
Foreign tax credit carryforwards	6,815	12,811
Accrued expenses	9,648	6,864
Deferred income	3,412	1,152
Net operating loss carryforwards	1,483	-
Other	10,902	7,665
Gross deferred tax assets	52,248	44,310
Valuation allowance	-	-
Total deferred tax assets	$ 52,248	$ 44,310
Deferred tax liabilities:		
Property and equipment	$ 34,211	$ 35,896
Basis difference in equity investments	13,794	11,673
Unremitted foreign earnings	4,151	-
Other	2,874	2,471
Total deferred tax liabilities	$ 55,030	$ 50,040
Net deferred income tax liability	$ 2,782	$ 5,730

Our net deferred tax liability is reflected on our balance sheet as follows:

(in thousands)	December 31, 2006	2005
Deferred tax liabilities	$ 21,400	$ 14,905
Current deferred assets	(18,618)	(9,091)
Long-term assets	-	(84)
Net deferred income tax liability	$ 2,782	$ 5,730

We have $17 million of earnings of our Swiss subsidiary, Oceaneering International AG, that we consider indefinitely reinvested outside the U.S. and that we do not expect to repatriate. None of our foreign tax credits are scheduled to expire before December 31, 2014.

Prior to 2004, we had established a valuation allowance for deferred tax assets after taking into account factors that are likely to affect our ability to utilize the tax assets. We conduct business through several foreign subsidiaries and, although we expect our consolidated operations to be profitable, there is no assurance that profits will be earned in entities or jurisdictions that have NOLs available. Income taxes, computed by applying the federal statutory income tax rate of 35% to income before income taxes and minority interests, are reconciled to the actual provisions for income taxes as follows:

Included in the line for state and local taxes and other, net, for 2006 and 2005 are credits of $1.3 million and $1.8 million, respectively, from resolution of tax contingencies related to certain foreign tax liabilities we recorded in prior years.

4. DEBT

Long-term Debt consisted of the following:

	December 31,	
(in thousands)	2006	2005
6.72% Senior Notes	$ 80,000	$ 100,000
Revolving credit facility	114,000	74,000
Long-term Debt	$ 194,000	$ 174,000

We have $80 million aggregate principal amount of 6.72% Senior Notes outstanding and scheduled to be paid in four remaining equal annual installments each September through 2010.

As of December 31, 2006, we had a $250 million revolving credit facility (the "Credit Agreement") that was scheduled to expire in January 2008. We had to pay a facility fee ranging from 0.20% to 0.30% per annum, depending on our debt-to-capitalization ratio, on the banks' commitments. Under the Credit Agreement, we had the option to borrow at the London Interbank Offered Rate ("LIBOR") plus a margin ranging from 0.55% to 1.075%, depending on our debt-to-capitalization ratio, or at the agent bank's prime rate. At December 31, 2006, we had $114 million of borrowings outstanding under the Credit Agreement and $136 million available for borrowing. The weighted average interest rates on all our outstanding borrowings were 6.2% and 6.1% at December 31, 2006 and 2005, respectively.

In January 2007, we amended the Credit Agreement as follows:

- the amount of the facility was increased from $250 million to $300 million;
- the maturity of the facility was changed from January 2008 to January 2012;
- we deleted the facility fee, which applied to the entire $250 million facility, and the utilization fee, which applied to borrowings if we used more than one-third of the facility;
- we added a commitment fee ranging from 0.125% to 0.175% on the unused portion of the facility, depending on our debt-to-capitalization ratio; and
- we changed the range of margins on LIBOR borrowings, so that it now ranges from 0.50% to 1.25%, depending on our debt-to-capitalization ratio.

Otherwise, the principal terms of the agreement are the same as described above. While there is an easing on restrictions related to the payment of dividends in the amended agreement, the restrictions on the 6.72% Senior Notes remain in place.

The 6.72% Senior Notes contain restrictive covenants as to minimum net worth, debt-to-capitalization ratio, fixed charge coverage, interest coverage and restricted payments. Restricted payments, which include dividends and treasury stock purchases, are limited from April 1, 1998, on a net basis, to the sum of $25 million plus 50% of our consolidated net income after April 1, 1998, plus cash proceeds from any sales of our common stock. As amended in January 2007, the $300 million revolving credit agreement contains restrictive covenants as to debt-to-capitalization ratio and interest coverage.

Taking into account the terms of the January 2007 amendment of our revolving credit facility, scheduled maturities of Long-term Debt outstanding as of December 31, 2006 were as follows:

(in thousands)	6.72% Notes	Revolving Credit	Total
2007	$ 20,000	$ -	$ 20,000
2008	20,000	-	20,000
2009	20,000	-	20,000
2010	20,000	-	20,000
Thereafter	-	114,000	114,000
Total	$ 80,000	$ 114,000	$ 194,000

Maturities in 2007 are not classified as current as of December 31, 2006, since we are able and intend to extend the maturity by reborrowing under the revolving credit facility with a maturity date after one year.

We made cash interest payments of $13.2 million, $10.2 million and $8.3 million in the years ended December 31, 2006, 2005 and 2004, respectively.

5. COMMITMENTS AND CONTINGENCIES

Lease Commitments

At December 31, 2006, we occupied several facilities under noncancellable operating leases expiring at various dates through 2025. Future minimum rentals under these leases are as follows:

(in thousands)	
2007	$ 26,607
2008	20,388
2009	19,477
2010	7,330
2011	6,431
Thereafter	43,026
Total Lease Commitments	$ 123,259

Rental expense, which includes hire of vessels, specialized equipment and real estate rental, was approximately $34 million, $38 million and $26 million for the years ended December 31, 2006, 2005 and 2004, respectively.

Insurance

We self insure for workers' compensation, maritime employer's liability and comprehensive general liability claims to levels we consider financially prudent and carry insurance for exposures beyond the self-insurance levels, which can be by occurrence or in the aggregate. We determine the level of accruals by reviewing our historical experience and current year claim activity. We do not record accruals on a present-value basis. We review each claim with insurance adjusters and establish specific reserves for all known liabilities. We establish an additional reserve for incidents incurred but not reported to us for each year using management estimates and based on prior experience. We believe that we have established adequate accruals for uninsured expected liabilities arising from those obligations.

Litigation

Various actions and claims are pending against us, most of which are covered by insurance. Although we cannot predict the ultimate outcome of these matters, we believe the ultimate liability, if any, that may result from these actions and claims will not materially affect our results of operations, cash flow or financial position.

Letters of Credit

We had $17 million and $16 million in letters of credit outstanding as of December 31, 2006 and 2005, respectively, as guarantees in force for self-insurance requirements and various performance and bid bonds, which are usually for the duration of the applicable contract.

Financial Instruments and Risk Concentration

In the normal course of business, we manage risks associated with foreign exchange rates and interest rates through a variety of strategies, including the use of hedging transactions. As a matter of policy, we do not use derivative instruments unless there is an underlying exposure. We do not use derivative instruments for trading or speculative purposes. At December 31, 2006, we did not have any derivative financial instruments in place.

At December 31, 2006, our unconsolidated affiliate, Medusa Spar LLC, had an interest rate swap in place related to its outstanding debt. The notional amount of the interest rate swap is equal to the outstanding principal amount of the loan throughout the term of the debt agreement. Our share of the fair value of the interest rate swap is deferred in accumulated other comprehensive income and is subsequently reclassified into equity earnings from unconsolidated affiliates in the periods in which the hedged interest payments on the variable rate debt affect earnings.

Other financial instruments that potentially subject us to concentrations of credit risk are principally cash and cash equivalents and accounts receivable. The carrying values of cash and cash equivalents and bank borrowings approximate their fair values due to the short maturity of those instruments or the short-term duration of the associated interest rate periods. Accounts receivable are generated from a broad group of customers, primarily from within the energy industry, which is our major source of revenue. Due to their short-term nature, carrying values of our accounts receivable and accounts payable approximate fair market value.

We estimated the fair value of our $80 million of 6.72% Senior Notes to be $81 million as of December 31, 2006. We arrived at this estimate by computing the present value of the future principal and interest payments using a yield-to-maturity interest rate for securities of similar quality and term.

6. OPERATIONS BY BUSINESS SEGMENT AND GEOGRAPHIC AREA

Business Segment Information

We supply a comprehensive range of integrated technical services and products to a variety of industries and we are one of the world's largest underwater services contractors. Our Oil and Gas business consists of Remotely Operated Vehicles ("ROVs"), Subsea Products, Subsea Projects, Mobile Offshore Production Systems and Inspection. Our ROV segment provides submersible vehicles operated from the surface to support offshore oil and gas exploration, production and construction activities. Our Subsea Products segment supplies a variety of built-to-order specialty subsea hardware. Our Subsea Projects segment provides multiservice vessels, oilfield diving and support vessel operations, which are used primarily in inspection, repair and maintenance activities. Our Mobile Offshore Production Systems segment provides offshore production facilities through three mobile offshore production systems that we own and a 50%-owned entity, which owns 75% of another system. Our Inspection segment provides customers with a wide range of third-party inspection services to satisfy contractual structural specifications, internal safety standards and regulatory requirements. Our Advanced Technologies business provides project management, engineering services and equipment for applications in non oilfield markets. Unallocated Expenses are those not associated with a specific business segment. These consist of expenses related to our incentive and deferred compensation plans, including restricted stock and bonuses, as well as other general expenses, including corporate administrative expenses.

The table that follows presents Revenue, Income from Operations, Depreciation and Amortization Expense and Equity Earnings (Losses) of Unconsolidated Affiliates by business segment:

(in thousands)	Year Ended December 31, 2006	2005	2004
Revenue			
Oil and Gas			
Remotely Operated Vehicles	$ 410,256	$ 315,178	$ 223,914
Subsea Products	364,510	239,039	160,410
Subsea Projects	155,046	121,628	70,254
Inspection	169,014	154,857	145,691
Mobile Offshore Production Systems	52,931	50,091	49,387
Total Oil and Gas	1,151,757	880,793	649,656
Advanced Technologies	128,441	117,750	130,525
Total	$ 1,280,198	$ 998,543	$ 780,181
Income from Operations			
Oil and Gas			
Remotely Operated Vehicles	$ 111,022	$ 68,962	$ 48,397
Subsea Products	53,645	13,941	10,891
Subsea Projects	59,585	26,219	5,472
Inspection	14,946	7,946	4,564
Mobile Offshore Production Systems	16,001	16,796	16,565
Total Oil and Gas	255,199	133,864	85,889
Advanced Technologies	11,585	12,539	17,515
Unallocated Expenses	(72,448)	(52,334)	(39,540)
Total	$ 194,336	$ 94,069	$ 63,864
Depreciation and Amortization Expense			
Oil and Gas			
Remotely Operated Vehicles	$ 40,357	$ 39,837	$ 32,605
Subsea Products	12,307	11,992	8,184
Subsea Projects	6,642	6,938	6,107
Inspection	2,449	5,100	4,608
Mobile Offshore Production Systems	13,168	11,612	11,054
Total Oil and Gas	74,923	75,479	62,558
Advanced Technologies	2,167	2,305	2,100
Unallocated Expenses	3,366	1,829	961
Total	$ 80,456	$ 79,613	$ 65,619
Equity Earnings (Losses) of Unconsolidated Affiliates			
Oil and Gas			
Remotely Operated Vehicles	$ -	$ 38	$ 1,071
Mobile Offshore Production Systems	11,213	10,082	8,171
Total Oil and Gas	11,213	10,120	9,242
Advanced Technologies	838	290	(3,132)
Total	$ 12,051	$ 10,410	$ 6,110

We determine income from operations for each business segment before interest income or expense, other income (expense), minority interests and provision for income taxes. We do not consider an allocation of these items to be practical.

No individual customer accounted for more than 10% of our consolidated revenue in any of the years ended December 31, 2006, 2005 or 2004.

The following tables present Assets, Goodwill and Capital Expenditures by business segment as of and for the periods indicated:

(in thousands)	December 31, 2006	December 31, 2005
Assets		
Oil and Gas		
Remotely Operated Vehicles	$ 431,688	$ 314,989
Subsea Products	351,865	271,046
Subsea Projects	102,826	88,284
Inspection	71,309	54,510
Mobile Offshore Production Systems	142,017	133,698
Total Oil and Gas	1,099,705	862,527
Advanced Technologies	45,585	46,234
Corporate and Other	96,732	80,807
Total	$ 1,242,022	$ 989,568
Goodwill		
Oil and Gas		
Remotely Operated Vehicles	$ 26,547	$ 25,181
Subsea Products	37,504	37,218
Inspection	12,426	11,755
Total Oil and Gas	76,477	74,154
Advanced Technologies	10,454	10,454
Total	$ 86,931	$ 84,608

(in thousands)	Year Ended December 31, 2006	2005	2004
Capital Expenditures			
Oil and Gas			
Remotely Operated Vehicles	$ 112,838	$ 56,102	$ 86,250
Subsea Products	38,000	64,680	44,311
Subsea Projects	23,620	4,671	4,063
Inspection	3,353	5,675	4,595
Mobile Offshore Production Systems	13,614	3,071	2,242
Total Oil and Gas	191,425	134,199	141,461
Advanced Technologies	1,137	3,067	1,170
Corporate and Other	1,280	5,003	10,553
Total	$ 193,842	$ 142,269	$ 153,184

All assets specifically identified with a particular business segment have been segregated. Cash and cash equivalents, certain other current assets, certain investments and other assets have not been allocated to particular business segments and are included in Corporate and Other.

Geographic Operating Areas

The following table summarizes certain financial data by geographic area:

(in thousands)	Year Ended December 31, 2006	2005	2004
Revenue			
Foreign:			
United Kingdom	$ 156,328	$ 162,138	$ 115,210
West Africa	151,580	130,799	96,617
Norway	105,373	129,250	76,090
Asia	55,481	66,459	65,230
Brazil	46,925	37,804	25,651
Australia	42,074	30,266	43,018
Canada	24,593	16,092	4,828
Other	17,483	15,444	13,855
Total Foreign	599,837	588,252	440,499
United States	680,361	410,291	339,682
Total	$ 1,280,198	$ 998,543	$ 780,181
Long-Lived Assets			
Foreign:			
Europe	$ 120,321	$ 75,441	$ 85,478
West Africa	69,230	55,069	49,279
Australia	47,589	55,171	62,631
Brazil	22,133	21,641	25,673
Asia	14,319	12,141	16,079
Other	8,844	17,795	-
Total Foreign	282,436	237,258	239,140
United States	408,979	336,381	286,452
Total	$ 691,415	$ 573,639	$ 525,592

Revenue is based on location where services are performed and facility location for products.

Additional Income Statement Detail

The following schedule shows our revenue, costs and gross margins by services and products:

(in thousands)	Year Ended December 31, 2006	2005	2004
Revenue:			
Services	$ 893,335	$ 749,645	$ 603,015
Products	386,863	248,898	177,166
Total revenue	1,280,198	998,543	780,181
Cost of Services and Products:			
Services	634,243	575,347	476,175
Products	304,028	209,736	147,523
Unallocated expenses	45,806	34,180	24,680
Total cost of services and products	984,077	819,263	648,378
Gross margin:			
Services	259,092	174,298	126,840
Products	82,835	39,162	29,643
Unallocated expenses	(45,806)	(34,180)	(24,680)
Total gross margin	$ 296,121	$ 179,280	$ 131,803

7. ACCRUED LIABILITIES AND OTHER LONG-TERM LIABILITIES

Accrued liabilities and other long-term liabilities consisted of the following:

(in thousands)	December 31, 2006	December 31, 2005
Accrued Liabilities:		
Payroll and related costs	$ 86,128	$ 69,387
Accrued job costs	43,475	33,341
Self-insurance reserves for claims expected to be paid within one yea	6,414	6,672
Deferred revenue, including billings in excess of revenue recognized	17,119	14,869
Other	26,937	17,899
Total Accrued Liabilities	$ 180,073	$ 142,168
Other Long-Term Liabilities:		
Deferred income taxes	$ 21,400	$ 14,905
Self-insurance reserves not expected to be paid within one year	5,632	5,498
Accrued post-employment benefit obligations	11,656	9,942
Supplemental Executive Retirement Plan	26,349	19,199
Minority interests and other	6,515	7,239
Total Other Long-Term Liabilities	$ 71,552	$ 56,783

8. EMPLOYEE BENEFIT PLANS AND SHAREHOLDER RIGHTS PLAN

Retirement Investment Plans

We have several employee retirement investment plans that, taken together, cover most of our full time employees. The Oceaneering Retirement Investment Plan is a 401(k) plan in which U.S. employees may participate by deferring a portion of their gross monthly salary and directing us to contribute the deferred amount to the plan. We match a portion of the employees' deferred compensation. Our contributions to the 401(k) plan were $7.6 million, $5.8 million and $5.3 million for the plan years ended December 31, 2006, 2005 and 2004, respectively.

We also make matching contributions to other foreign employee savings plans similar in nature to a 401(k). In 2006, 2005 and 2004, these contributions, principally related to plans associated with U.K. and Norwegian subsidiaries, were $3.5 million, $2.7 million and $1.9 million, respectively.

The Oceaneering International, Inc. Supplemental Executive Retirement Plan covers selected key management employees and executives, as approved by the Compensation Committee of our Board of Directors (the "Compensation Committee"). Under this plan, we accrue an amount determined as a percentage of the participant's gross monthly salary and the amounts accrued are treated as if they are invested in one or more investment vehicles pursuant to this plan. Expenses related to this plan during the years ended December 31, 2006, 2005 and 2004 were $3.2 million, $2.0 million and $2.3 million, respectively.

We have defined benefit plans covering some of our employees in the U.K. and Norway. There are no further benefits accruing under the U.K. plan and the Norway plan is closed to new participants. In accordance with SFAS No. 158, we recognized the funded status of the Norwegian plan by recording an adjustment to accumulated other comprehensive income (loss) of $1.5 million, net of tax of $0.8 million. The projected benefit obligations and fair value of the plan assets for both plans were $20.9 million and $14.1 million, respectively, at December 31, 2006.

Incentive and Stock Option Plans

Under the 2005 Incentive Plan ("Incentive Plan"), a total of 2,400,000 shares of our common stock was made available for awards to employees and nonemployee members of our Board of Directors.

The Incentive Plan is administered by the Compensation Committee; however, the full Board of Directors makes determinations regarding awards to nonemployee directors under the Incentive Plan. The Compensation Committee or Board, as applicable, determines the type or types of award(s) to be made to each participant and sets forth in the related award agreement the terms, conditions and limitations applicable to each award. Stock options, stock appreciation rights and stock and cash awards may be made under the Incentive Plan. Options outstanding under the Incentive Plan and prior plans vest over a six-month, a three-year or a four-year period and are exercisable over a period of five, seven or ten years after the date of grant or five years after the date of vesting. Under the Incentive Plan, a stock option must have a term not exceeding seven years from the date of grant and must have an exercise price of not less than the fair market value of a share of our common stock on the date of grant. The Compensation Committee may not: (1) grant, in exchange for a stock option, a new stock option having a lower exercise price; or (2) reduce the exercise price of a stock option. In light of the new expense recognition requirements established by SFAS 123R, which we adopted effective as of January 1, 2006, the Compensation Committee has expressed its intention to refrain from using stock options as a component of employee compensation for our executive officers and other employees for the foreseeable future, and the Board has expressed its intention to refrain from using stock options as a component of nonemployee director compensation for the foreseeable future.

In 2006, the Compensation Committee granted awards of performance units under the Incentive Plan to certain of our key executives and employees. The performance units awarded are scheduled to vest in full on the third anniversary of the award date, or pro rata over three years if the employee meets certain age and years of service requirements. The Compensation Committee has approved specific financial goals and measures based on our cumulative cash flow from operations, and a comparison of return on invested capital and cost of capital for the three-year period January 1, 2006 through December 31, 2008 to be used as the basis for the final value of the performance units. The final value of each performance unit may range from $0 to $125. Upon vesting, the value of the performance units will be payable in cash. As of December 31, 2006, there were 83,000 performance units outstanding.

Through 2005, we recognized no compensation cost for stock options as we issued no options at an option price below the fair market value of the stock at the date of the grant. See Note 1 – "Summary of Major Accounting Policies – Stock-Based Compensation" for fair market values and pro forma financial effects had compensation cost for these stock options been determined based on fair value.

The following is a summary of our stock option activity for the three years ended December 31, 2006:

	Shares under Option	Weighted Average Exercise Price	Aggregate Intrinsic Value
Balance at December 31, 2003	4,980,750	$ 11.27	
Granted	647,100	18.18	
Exercised	(2,521,850)	10.79	
Forfeited	(87,900)	11.56	
Balance at December 31, 2004	3,018,100	13.14	
Granted	84,000	16.90	
Exercised	(1,694,950)	12.74	
Forfeited	(93,700)	13.05	
Balance at December 31, 2005	1,313,450	13.91	
Granted	-	-	
Exercised	(624,300)	13.24	$ 14,589,000
Forfeited	(25,900)	12.20	
Balance at December 31, 2006	663,250	$ 14.61	$ 16,643,000

The following table provides information about the options outstanding at December 31, 2006.

Range of Exercise Prices	Outstanding: Number of Shares at December 31, 2006	Outstanding: Weighted Average Remaining Contractual Life (years)	Outstanding: Weighted Average Exercise Price	Exercisable: Number of Shares at December 31, 2006	Exercisable: Weighted Average Exercise Price
$3.73 – 13.04	246,250	1.50	$ 11.55	246,250	$ 11.55
$13.05 – 16.77	201,600	1.70	$ 14.75	196,200	$ 14.75
$16.78 – 18.64	215,400	3.90	$ 17.97	215,400	$ 17.97

The aggregate intrinsic value of our exercisable stock options was $16.5 million at December 31, 2006. We received $8.3 million from the exercise of stock options in 2006. The excess tax benefit realized from tax deductions from stock options for 2006 was $4.2 million. SFAS 123R requires that excess tax benefits from share-based compensation be classified as a cash outflow in cash flows from operating activities and an inflow in cash flows from financing activities in the statement of cash flows.

Restricted Stock Plan Information

During 2006 and 2004, the Compensation Committee of our Board of Directors granted restricted units of our common stock to certain of our key executives and employees. During 2006, the Board of Directors granted restricted common stock to our non-employee directors. No restricted common stock units or restricted common stock were granted in 2005. Over 80% of the grants made in 2006 to our employees vest in full on the third anniversary of the award date, conditional upon continued employment. The remainder of the grants made to employees in 2006 can vest pro rata over three years, provided the employee meets certain age and years of service requirements. For the grants to employees made in 2006, the participant will be issued a share of our common stock for the employee's vested shares at the earlier of three years or, if the employee vested earlier after meeting the age and service requirements, termination of employment. The grants made in 2006 to our non-employee directors vest in full on the first anniversary of the award date conditional upon continued service as a director.

During 2004, the Compensation Committee granted restricted units of our common stock to certain of our key executives and employees. These grants are subject to earning requirements on the basis of a percentage change between the price of our common stock versus the average of the common stock price of a peer group of companies over a two-year period. Up to one-half of the grants made in 2004 may be earned each year depending on our cumulative common stock performance, with any amount earned subject to vesting in five equal installments over a five-year period, conditional upon continued employment. At the time of vesting of a restricted common stock unit, the participant will be issued a share of our common stock for each common stock unit vested. Pursuant to the grants made in 2004 or earlier, at the time of each vesting, a participant receives a tax-assistance payment. Our tax assistance payments were $7.3 million in 2006. As of December 31, 2006, all of the grants made in 2004 had been earned.

As of December 31, 2006, 917,250 shares or units of restricted stock were outstanding and unvested under these and former, similar grants, all of which were earned, subject to vesting requirements. The numbers and weighted average grant date fair values of restricted stock units and restricted common stock granted in 2006 and 2004 were 233,900 and $28.67, and 44,000 and $9.67, respectively. Each grantee of shares of restricted common stock is deemed to be the record owner of those shares during the restriction period, with the right to vote and receive any dividends on those shares. The restricted stock units granted in 2006 and 2004 carry no voting rights, but they carry a dividend right should we pay dividends on our common stock.

Prior to December 31, 2005, we had accounted for our grants of restricted stock units as variable awards, until the associated performance criteria had been met. Effective with our adoption of SFAS No. 123R, the unvested portion of these grants have been valued at their estimated fair values as of their respective grant dates. We used a Black-Scholes methodology to produce a Monte Carlo simulation model, which allows for the incorporation of the performance criteria that had to be met before the awards were earned by the holders. The valuations allowed for variables such as volatility, the risk-free interest rate, dividends and performance hurdles. The assumptions used for grants in 2002 and 2004 were: expected volatility of 50% (based on historic analysis), risk-free interest rate of 2% and no dividends. The grants in 2006 were subject only to vesting conditioned on continued employment; therefore these grants were valued at the grant date fair market value as of the close on the New York Stock Exchange.

The following is a summary of our unvested restricted stock and restricted stock units for the year ended December 31, 2006:

	Shares	Weighted Average Fair Value at Grant Date	Aggregate Intrinsic Value
Balance at December 31, 2005	1,016,700	$ 9.47	
Granted	233,900	28.67	
Vested	(304,800)	9.03	$ 13,131,000
Forfeited	(28,550)	10.81	
Balance at December 31, 2006	917,250	$ 14.47	

Compensation expense under the restricted stock plans was $17.0 million, $8.8 million and $10.5 million for the years ended December 31, 2006, 2005 and 2004, respectively. As of December 31, 2006, we had $5.3 million of future expense to be recognized related to our restricted stock unit plans over a weighted average remaining life of 2.1 years.

Shareholder Rights Plan

We adopted a Stockholder Rights Plan on November 20, 1992, which was amended and restated as of November 16, 2001. Each Right initially entitles the holder to purchase from us a fractional share consisting of one two-hundredth of a share of Series B Junior Participating Preferred Stock, at a purchase price of $30 per fractional share, subject to adjustment. The Rights generally will not become exercisable until ten days after a public announcement that a person or group has acquired 15% or more of our common stock (thereby becoming an "Acquiring Person") or the commencement of a tender or exchange offer that would result in a person or group becoming an Acquiring Person (the earlier of such dates being called the "Distribution Date"). Rights were issued and will continue to be issued with all shares of our common stock that are issued until the Distribution Date. Until the Distribution Date, the Rights will be evidenced by the certificates representing our common stock and will be transferable only with our common stock. Generally, if any person or group becomes an Acquiring Person, each Right, other than Rights beneficially owned by the Acquiring Person (which will thereupon become void), will thereafter entitle its holder to purchase, at the Rights' then current exercise price, shares of our common stock having a market value of two times the exercise price of the Right. At any time until ten days after a public announcement that the Rights have been triggered, we will generally be entitled to redeem the Rights for $0.01 and to amend the Rights in any manner other than certain specified exceptions. Certain subsequent amendments are also permitted. The Rights expire on November 20, 2011.

Post-Employment Benefit

In November 2001, we entered into an agreement with our Chairman (the "Chairman") who was also then our Chief Executive Officer. That agreement was amended in 2006. Pursuant to the amended agreement, the Chairman relinquished his position as Chief Executive Officer in May 2006 and began his post-employment service period on December 31, 2006. The agreement provides for a specific service period ending no later than August 15, 2011, during which the Chairman, acting as an independent contractor, has agreed to serve as nonexecutive Chairman of our Board of Directors for so long as our Board of Directors desires that he shall continue to serve in that capacity. The agreement provides the Chairman with post-employment benefits for ten years following his services to us. The amendment includes a lump-sum cash buyout, to be paid in 2007, of the Chairman's entitlement to perquisites and administrative assistance during that ten-year period (expected to run from 2011 to 2021). As a result, we recorded $2.8 million of associated expense in the fourth quarter of 2006. The agreement also provides for medical coverage on an after-tax basis to the Chairman, his spouse and children during his service with us and thereafter for their lives. We are recognizing the net present value of the post-employment benefits over the expected service period. If the service period is terminated for any reason (other than the Chairman's refusal to continue serving), we will recognize all the previously unaccrued benefits in the period in which that termination occurs. Our total accrued liabilities, current and long-term, under this post-employment benefit were $10.5 million and $4.6 million at December 31, 2006 and 2005, respectively. Of these accrued liabilities, $6.4 million is payable to the Chairman in 2007.

As part of the arrangements relating to the Chairman's post-employment benefits, we established an irrevocable grantor trust, commonly known as a "rabbi trust," to provide the Chairman greater assurance that we will set aside an adequate source of funds to fund payment of the post-retirement benefits under this agreement, including the medical coverage benefits payable to the Chairman, his spouse and their children for their lives. In connection with establishment of the rabbi trust, we contributed to the trust a life insurance policy on the life of the Chairman, which we had previously obtained, and we agreed to continue to pay the premiums due on that policy. When the life insurance policy matures, the proceeds of the policy will become assets of the trust. If the value of the trust exceeds $4 million, as adjusted by the consumer price index, at any time after January 1, 2012, the excess may be paid to us. However, because the trust is irrevocable, the assets of the trust are generally not available to fund our future operations until the trust terminates, which is not expected to be during the lives of the Chairman, his spouse or their children. Furthermore, no tax deduction will be available for our contributions to the trust; however, we may benefit from future tax deductions for benefits actually paid from the trust (although benefit payments from the trust are not expected to occur in the near term, because we expect to make direct payments of those benefits for the foreseeable future).

SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

(in thousands, except per share data)

	Year Ended December 31, 2006				
Quarter Ended	**March 31**	**June 30**	**Sept. 30**	**Dec. 31**	**Total**
Revenue	$ 289,509	$ 311,063	$ 337,263	$ 342,363	$1,280,198
Gross profit	60,317	71,957	88,225	75,622	296,121
Income from operations	37,964	47,899	60,591	47,882	194,336
Net income	25,502	30,601	38,547	29,844	124,494
Diluted earnings per share	$ 0.47	$ 0.56	$ 0.70	$ 0.54	$ 2.26
Weighted average number of common shares and equivalents	54,776	55,088	55,283	55,349	54,991

	Year Ended December 31, 2005				
Quarter Ended	**March 31**	**June 30**	**Sept. 30**	**Dec. 31**	**Total**
Revenue	$ 210,737	$ 235,970	$ 263,111	$ 288,725	$ 998,543
Gross profit	33,203	40,567	49,334	56,176	179,280
Income from operations	14,493	20,660	28,335	30,581	94,069
Net income	10,592	14,673	17,714	19,701	62,680
Diluted earnings per share	$ 0.20	$ 0.28	$ 0.33	$ 0.36	$ 1.17
Weighted average number of common shares and equivalents	53,021	53,163	53,842	54,563	53,647

Directors & Key Management



Directors & Key Management

DIRECTORS

T. Jay Collins
[President and Chief Executive Officer of Oceaneering International, Inc.]

Jerold J. DesRoche
[Partner and a Director of National Power Company]

David S. Hooker
[Chairman of Ocean Hover Limited and Avoco Secure Ltd., and a Director of Aminex plc]

John R. Huff
[Chairman of Oceaneering International, Inc., a Director of BJ Services Company, a Director of Rowan Companies, Inc., and a Director of Suncor Energy Inc.]

D. Michael Hughes
[Owner of The Broken Arrow Ranch and Affiliated Businesses]

Harris J. Pappas
[President of Pappas Restaurants, Inc. and a Director of Luby's, Inc.]

CORPORATE MANAGEMENT

T. Jay Collins
[President and Chief Executive Officer]

M. Kevin McEvoy
[Executive Vice President]

Marvin J. Migura
[Senior Vice President and Chief Financial Officer]

George R. Haubenreich, Jr.
[Senior Vice President, General Counsel, and Secretary]

F. Richard Frisbie
[Senior Vice President Deepwater Technologies]

Stephen E. Bradshaw
[Vice President Business Development]

Janet G. Charles
[Vice President Human Resources]

Gregg K. Farris
[Vice President Information Technology]

W. Cardon Gerner
[Vice President and Chief Accounting Officer]

Robert P. Mingoia
[Vice President and Treasurer]

Robert P. Moschetta
[Vice President Health Safety Environment]

Jack Jurkoshek
[Director Investor Relations]

David K. Lawrence
[Assistant General Counsel]

David M. Leung
[Manager Insurance]

Robert H. Stevenson
[Manager Taxation]

John L. Zachary
[Director of Financial Business Systems]

ADMINISTRATIVE MANAGEMENT

AMERICAS

Charles A. Royce
[Vice President, Sales & Marketing]

Scott A. Wagner
[Vice President & General Manager, Country Manager Brazil]

Thomas Verhagen
[Director, Western Region Administration]

Dell D. Dodson
[Manager, WW ROV SCM]

Duane Landry
[Region Controller]

Duane Lodrigue
[Region Human Resources Manager]

J. David Macnamara
[Manager, Worldwide ROV Materials]

Ernesto Marcos
[Country Manager, Mexico]

Peg Newman
[Manager, Marketing]

Wayne A. Reed
[Manager, HSE Americas]

EASTERN HEMISPHERE

Alex Westwood
[Senior Vice President]

Alan Davidson
[Supply Chain Manager]

Dave Evans
[HSE Manager]

Colin Forbes
[Regional Legal Counsel]

Fiona Inkster
[Region Human Resources Manager]

Chandru Lalwani
[Region Controller]

Bernt Aage Lie
[General Manager, Commercial & Administration, Norway]

Andrew Mackie
[Manager, Tax]

REMOTELY OPERATED VEHICLES

Kevin Kerins
[Vice President & General Manager]

David Kelsall
[Business Manager]

Mark Philip
[Technical Manager]

AMERICAS

Robert "Pat" Mannina
[Vice President & General Manager, Americas ROV]

Jeff Harris
[Manager, ROV Commercial]

Tim Lawrence
[Manager, Canada ROV]

BRAZIL

Damon Hickey
[Manager, ROV Operations]

EUROPE

Neil Wellam
[Manager, Operations Support, Europe ROV]

NORWAY

Erik H. Saestad
[General Manager, Norway ROV]

AFRICA, MIDDLE EAST, AND CASPIAN SEA

Martin McDonald
[General Manager, Africa, Middle East, and Caspian Sea ROV]

Jonathon E. Playford
[Commercial Manager]

Harold Roberts
[Business Development Manager, Angola]

ASIA

Andrew Atkinson
[General Manager, Asia ROV]

SUBSEA PRODUCTS

Philip D. Gardner
[Senior Vice President, Subsea Products]

GROUP MANAGEMENT

Bruce T. Garthwaite
[Vice President, Exploration & Production Support Group]

Lynda Morse
[Director, Materials Management]

Russell W. Talbot
[Director, Quality Assurance]

Robert C. Burnett
[Sr. Contracts Manager]

Alan Curtis
[Controller]

Anthony Franklin
[Manager, Business Development]

Michael Hessel, Jr.
[Manager, Business Development]

Richard Parker
[Manager, Supply Chain]

Van VanDeCapelle
[Manager, Technical Services]

GRAYLOC

Gerald Marsh
[President]

John Adams
[Vice President, Manufacturing]

Steve Klak
[Vice President, Engineering & Quality Assurance]

Mike Robbins
[Vice President, Sales & Marketing]

John Charalambides
[Manager, Pipeline Repair Systems]

Tom Pollock
[Managing Director, U.K. Operations]

MULTIFLEX

Fergus Hines
[Vice President, Engineering]

John Marsh
[Vice President, Manufacturing]

Jeffrey M. White
[Vice President, Sales & Marketing]

Charlie Backhouse
[General Manager, Multiflex U.K.]

Julio Damiao
[General Manager, Multiflex Brazil]

Linda Wainright
[General Manager, Multiflex U.S.]

OCEANEERING INTERVENTION ENGINEERING

Mark Galagaza
[Vice President]

Drew Trent
[Vice President, Deepwater Technical Solutions]

Chad Blanchard
[Manager, IWOCS Service/Rental]

Charles Eric Brown
[General Manager, OIE U.K.]

Michael T. Cunningham
[Manager, Sales & Marketing]

Paul Frikstad
[General Manager, Rotator Norway]

Charles B. Hansen
[General Manager, OIE Norway]

Daniel A. Krohn
[Manager, Subsea Field Development]

Peter A. Moles
[Chief Engineer, Special Projects]

Graeme Reynolds
[Manager, BOP Controls]

SUBSEA PROJECTS/DIVING

Clyde Hewlitt
[Vice President & General Manager]

Jerry A. Gauthier
[Vice President & General Manager, Americas Region]

Norb D. Gorman
[Vice President & General Manager, Oilfield Projects & Diving]

PROJECTS

Randall G. Kille
[Manager, IMR Projects]

Mike Ellis
[Manager, Installation Projects]

Lanny L. Falgout
[Commercial Manager]

Warren Klingler
[Manager, Dive/Marine]

Patrick Matthews
[Manager, Survey]

Dave Medeiros
[IMR Projects Manager]

Steve Olmos
[Projects Group Manager]

Kirk Schumacher
[Manager, Engineering]

Mike Todd
[Manager, Operations]

DIVING

Steven Hall
[Manager, Diving]

Jack Couch
[Manager, Special Projects]

MARINE

Darrin McGuire
[Manager, Marine]

INSPECTION

Alex Westwood
[Senior Vice President]

Eric Johnston
[Vice President, Inspection]

John Deighan
[CQI Manager]

Malcolm Gray
[Pipelines Manager]

John McMenemy
[International Commercial Manager]

James McNab
[Global Technology Manager]

Frances Milne
[Business Manager]

Alex Mustard
[Inspection Manager, Aberdeen & North Sea]

C. Andre Olivier
[Inspection Manager, Americas]

Neil Riddle
[Inspection Manager, Asia, Africa, & Middle East]

Nigel Smith
[ACET Software Development Manager]

John Watkinson
[Inspection Manager, England & Wales]

MOBILE OFFSHORE PRODUCTION SYSTEMS

Clyde Hewlett
[Vice President & General Manager]

Eric Adams
[Vice President, Business Development]

Fred E. Shumaker
[Vice President, Commercial]

Mike Cherry
[Operations Manager, Angola]

Andy Henderson
[Manager, Subsea Tiebacks]

Max Kattner
[Engineering Manager]

Ed Liles
[Project Manager]

Ben Newton
[Managing Director, Australia]

Rick Spottswood
[Construction Manager]

Richard J. Thompson
[Manager of Operations]

ADVANCED TECHNOLOGIES

John R. Kreider
[Senior Vice President]

Charles B. Young
[Vice President, Strategic Business Planning]

Robert Brown
[Controller]

Amjad Qureshi
[Manager, HSE]

MARINE SERVICES

Tom Stowell
[Vice President & General Manager]

Chuck Doty
[Director, Submarine and Surface Ship Programs]

Martin Merzwa, Sr.
[Director, Business Development]

John Ritzo
[Director, Production Support Group]

Jeffrey Schmidt
[Director, Submarine Safety/Scope of Certification Programs]

Tom VanPetten
[Director, Deep Submergence and Special Projects Programs]

OCEANEERING SPACE SYSTEMS (OSS)

Mark M. Gittleman
[Vice President & General Manager]

James F. Buchli
[Director, Strategic Planning]

Kent Copeland
[Program Manager, Robotics & Automation Programs]

Jim Kline
[Manager, Product Assurance/HSE]

Roy Klusendorf
[Director, Business Development]

Frank Sager
[Program Manager, Operations & Services / NBL]

Dave Wallace
[General Manager, Thermal & Military Systems]

Michael Withey
[Sr. Program Manager, Human Space Flight Programs]

OCEANEERING TECHNOLOGIES (OTECH)

Duncan McLean
[Vice President & General Manager]

Phil Beierl
[Manager of Programs, Marine Projects]

John Hammond
[Manager, OTECH San Diego]

Larry Karl
[Manager, Marine Systems]

Jim Kelly
[Manager of Programs, Marine Systems]

George Kotula
[Manager, Operations]

Craig McLaughlin
[Manager, OTECH Nauticos]

Dave Weaver
[Manager, Marine Projects]

ENTERTAINMENT SYSTEMS

Dave Mauck
[Manager, Entertainment Systems]

FORM 10-K

The entire Form 10-K, as filed with the Securities and Exchange Commission, may be accessed through the Oceaneering website, www.oceaneering.com, by selecting "Investor Relations," then "SEC Financial Reports," then selecting the desired report, or may be obtained by writing to:

George R. Haubenreich, Jr.
Secretary
Oceaneering International, Inc.
P.O. Box 40494
Houston, Texas 77240-0494



FORWARD-LOOKING STATEMENTS

All statements in this report that express a belief, expectation, or intention, as well as those that are not historical fact, are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on current information and expectations that involve a number of risks, uncertainties, and assumptions. Among the factors that could cause *the actual results to differ materially from those* indicated in the forward-looking statements are: industry conditions; prices of crude oil and natural gas; Oceaneering's ability to obtain and the timing of new projects; operating risks; changes in government regulations; technological changes; and changes in competitive factors. Should one or more of these risks or uncertainties materialize, or should the assumptions underlying the forward-looking statements prove incorrect, actual outcomes could vary materially from those indicated. These and other risks are fully described in Oceaneering's annual report on Form 10-K for the year ended December 31, 2006 and other periodic filings with the Securities and Exchange Commission.

The use in this report of such terms as *Oceaneering, Company, group, organization, we, us, our, and its*, or references to specific entities, is not intended to be a precise description of corporate relationships.

Corporate Office

Oceaneering International, Inc.
11911 FM 529
Houston, Texas 77041-3011

PO Box 40494
Houston, Texas 77240-0494

T 713 329 4500
F 713 329 4951

www.oceaneering.com

Stock Symbol: OII

Stock Traded on NYSE

CUSIP Number: 675232102

Please direct communications concerning stock transfer requirements or lost certificates to our transfer agent.

Transfer Agent and Registrar

Computershare Trust Company, N.A.
PO Box 43078
Providence, RI 02940-3078

Overnight Deliveries:
250 Royall Street
Canton, MA 02021-1011

OII Account Information
www.computershare.com

T 781 575 2879
F 781 575 3605

Hearing Impaired/TDD 800 952 9245

Annual Shareholders' Meeting

May 4, 2007
8:30 a.m. CDT
Oceaneering International, Inc.
Corporate Office Atrium
11911 FM 529
Houston, Texas 77041

Independent Public Accountants

Ernst & Young LLP
5 Houston Center
1401 McKinney, Ste. 1200
Houston, Texas 77010-4035

Counsel

Baker Botts L.L.P.
One Shell Plaza
910 Louisiana Street
Houston, Texas 77002-4995

Photo Credits

At a Glance

Products — Scott Wigington
Projects — Kim Kendall

Operations

Page 6 — Field Maintenance // Rune Hansen
Page 7 — Mill Plus 30 // Installation Group
ROV Preparation // Alexandr Konstantinov
Page 8 — Panama City Plant and Cabling Machine // Courtesy of Al Shortt
ROV Tool // Van VanDeCapelle
Page 9 — IWOCS // Courtesy of Scott Pierce
Page 10 — Diver // Levy Morgan
Page 11 — *Ocean Intervention III* // Conrad Picous
Pipeline Repair // Frank Connors
Page 12 — Radiograhic Pipe Inspection // Willie Maguire
Gamma X-Ray // Courtesy of Jim McNab
Page 13 — Rope Access // Courtesy of Tahanie Thibodeaux
Page 14 — *Ocean Producer* // Richard Thompson
Page 15 — Submarine // Courtesy U.S. Navy

Origin
Design by: Origin Design, Houston, Texas
www.origindesign.com



OCEANEERING®

OCEANEERING INTERNATIONAL, INC.

11911 FM 529
Houston, TX 77041-3011

PO Box 40494
Houston, TX 77240-0494

T 713 329 4500
F 713 329 4951

WWW.OCEANEERING.COM

END